UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

KNIGHTSCOPE, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10633

Delaware	46-2482575
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue Mountain View, CA (Address of principal executive offices)	94043 (Zip Code)

(650) 924-1025
Registrant’s telephone number, including area code

Series m Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “Knightscope,” “we,” “us,” “our” or “the Company” refers to Knightscope, Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

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Item 1. Business

Overview

Knightscope was founded in 2013 to develop advanced physical security technology with the goal of being able to predict and prevent crime in the long-term. Globally, over $500 billion is spent each year on security and security-related products in the public and private sector. We believe that approximately $300 billion of this expenditure is addressable by the products and services that Knightscope has developed or is planning to develop in the future. As the global population grows, we believe the current worldwide security and law enforcement apparatus will not scale and will require new solutions.

In the United States, there are more than 8,000 private security firms and there are nearly 18,000 state and local law enforcement agencies – a fragmented marketplace that we believe offers numerous opportunities for disruption. Of the market leaders, there are three major private security firms in the United States, and Knightscope is partnered with two of them as channel partners: Allied Universal Security Services (“Allied Universal”) and Securitas Security Services USA (“Securitas”). Knightscope can help channel partners in the private security industry with margin expansion, competitive advantage in the marketplace and long-term employee and client retention by providing a “sticky” technology set. Knightscope’s technology can augment and enhance their capabilities and services.

The Knightscope solution to reducing crime combines the physical presence of our proprietary autonomous data machines (“ADMs”) with real-time on-site data collection and analysis and a human-machine interface. Two of our ADMs, the outdoor “K5” and the indoor “K3”, autonomously patrol client sites without the need for remote control to provide a visible, force multiplying, physical security presence to help protect assets, monitor changes in the environment and deter crime. They gather real-time data using a large array of sensors. The data is accessible through the Knightscope Security Operations Center (“KSOC”), an intuitive, browser-based interface that enables security professionals to review events generated from “really smart mobile eyes and ears” to do their jobs more effectively.

Principal Products and Services

Knightscope currently offers four products: (1) the “K5” ADM for outdoor usage, (2) the “K3” ADM for indoor usage, (3) the “K1” ADM for stationary usage indoors or outdoors, and (4) the KSOC user interface to be used in conjunction with the ADMs. Most of our revenues to date have come from the K3, K5 and the KSOC. The Company works continuously to improve and upgrade the ADMs, and their precise specifications may change over time.

ADMs

The K3 and K5 are designed to roam a geo-fenced area autonomously by utilizing numerous sensors and lasers, either on a random basis or based on a particular patrolling algorithm. They can successfully navigate around people, vehicles and objects in dynamic indoor or outdoor environments. To do this, the ADMs employ a number of autonomous motion and self-driving technologies, including lasers, ultrasonic sensors, inertial measurement unit (“IMU”), and wheel encoders. Each ADM can generate 1 to 2 terabytes of data per week and over 90 terabytes of data per year, which is accessible for review and analysis via the KSOC. Clients can recall, review, and save the data for analysis, forensic or archival purposes. Each ADM is able to autonomously charge and recharge on a 24-hour basis, 7 days per week without human intervention. Clients may also utilize the patrol scheduler feature on the KSOC to schedule periodic or regular patrols during certain times for alternative patrol routes.

The dimensions of the K5 are as follows:

•	Height: 5 feet
•	Width: 3 feet
•	Weight: 398 pounds

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The K5 is designed to be used primarily outdoors in such environments as open air malls, corporate campuses, hospitals, stadiums, retailers, warehouses, logistics facilities, college campuses, airports, train stations and multi-level parking structures. The K5’s advanced anomaly detection features include:

•	360 degree high definition night and day video capture;
•	Live streaming and recorded high definition video capabilities;
•	Automatic license plate recognition;
•	Parking space utilization feature, which provides information regarding use and utilization of parking spaces in any given parking structure;
•	Parking meter feature, which assesses the top 10 vehicles and their “dwell time” in a particular location. If a vehicle is parked for more than 24 hours in the same location, a user can receive an alert or have the data flagged. The parking meter feature can also track the top 10 stationary vehicles in an area and accurate parking meter readout for each such vehicle;
•	People detection, which can alert a user in real-time of people detected on their premises, together with 360-degree recorded high-definition video. A user can use the time-stamp of the recording to search through other data detected to assess and better understand other conditions in the area patrolled by the ADM;
•	Thermal imaging, which allows for triggered alerts based on temperature. For example, assisting with alerts regarding increased risks of fires;
•	Two way communication feature may be utilized for both public announcements and avoidance of human physical confrontations with dangerous individuals; and
•	Signal detection can be utilized as a rogue router detector for sensitive locations such as a data center.

The dimensions of the K3 are as follows:

•	Height: 4 feet
•	Width: 2 feet
•	Weight: 340 pounds

The K3 is tailored for indoor usage, allowing it to autonomously navigate complex dynamic indoor environments such as an indoor mall, office building, manufacturing facility, stadium plaza, warehouse or school. It has the same suite of advanced anomaly detection capabilities, but the parking utilization, parking meter and license plate recognition features are turned off.

The ADMs include several communications features. The units can transfer data over both 4G LTE networks and Wi-Fi. Each one has an available intercom that may be used for two-way communication with security. In addition, one or multiple units may be used as a live broadcast public address system or to deliver pre-recorded messages.

The ADMs run on rechargeable batteries. They are configured to patrol autonomously for approximately two to three hours, following which, without human intervention, the ADMs find and dock to a charge pad, recharging for approximately 20 minutes before resuming patrol. The ADMs remain operational during the charging period, providing 24/7 uptime to clients.

The K1 carries all of the relevant features from the K3 and K5 but in a stationary format. It can be used indoors or outdoors and especially at ingress/egress points.

The dimensions of the K1 are as follows:

•	Height: 5.75 feet
•	Width: 2.7 feet
•	Weight: 150 pounds

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KSOC

The Knightscope Security Operations Center (“KSOC”) is our intuitive, browser-based interface that, coupled with ADMs, provides security professionals with “smart mobile eyes and ears.” Once alerted of an abnormal event, such as a person spotted during a specific time in a particular location, authorized users can view the live stream of data in the KSOC from each of the ADMs in the user’s network, accessing it from a security operations center or a remote laptop.

Products in Development

The Company is in the process of developing the “K7” multi-terrain ADM. The Company unveiled the concept prototype of the K7 ADM at the ASIS International conference in Las Vegas in September 2017. The K7 is expected to have the same features as the K5, but to employ four wheels for use on more rugged outdoor terrain such as dirt, sand, and gravel. We expect that the K7 could be utilized at airfields, power utilities, borders, solar farms, wind farms or oil or gas fields. While this technology builds on a great deal of our technology stack, we anticipate that its development will require additional time before it can be launched into full-scale production.

We are also developing and testing the Concealed Weapon Detection (“CWD”) capability for our ADMs. We are planning to design the CWD system to detect the presence of certain weapons, and we intend to offer this system as an optional feature in some of our ADMs in the future.

We are also using existing working capital in part to finance the development of these new ADMs, capabilities and features.

Our current strategy is to focus on the United States for the foreseeable future before considering global expansion.

KNOC

The Company has built a custom set of tools that enables it to manage and monitor the network of ADMs operating in the field nationwide, which it refers to as the Knightscope Network Operations Center (“KNOC”). These tools allow our team to monitor the health of the ADMs down to the millisecond, with dozens of alerts related to critical indicators and statistics, including charging, software, navigation and temperatures. We also use the KNOC to execute over-the-air software upgrades, patches and other related items. The KNOC is staffed 24/7 by the Company.

Market

Knightscope’s products are designed to supplement the work of security professionals and are suitable for most environments that require security patrol coverage. In the United States there are more than 8,000 private security firms and nearly 18,000 law enforcement agencies – a fragmented marketplace that we believe offers numerous opportunities for disruption. There are three major private security firms in the United States and Knightscope is partnered with two of them as channel partners: Allied Universal and Securitas. Knightscope can help these and other channel partners in the private security industry with margin expansion, competitive advantage in the marketplace and long-term employee and client retention by providing a “sticky” technology set. Knightscope’s technology integrates easily into the existing systems and processes of security firms to augment and enhance their capabilities and services.

The Company’s ADMs have thus far operated “in the field” for over 342,000 hours and machines-in-network have traveled over 166,000 miles, collectively. ADMs are deploying in a variety of environments. We began deploying our products to shopping malls and corporate campus clients. More recently we have also seen client growth in other sectors, including hospitals, manufacturing, logistics, pharmaceuticals, financial services, residential apartment complexes, casinos and airports.

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We have used a large portion of our working capital to scale our production to sell to more clients in California and nationwide. As of the date of this report, we have contracted with approximately 3 dozen clients across 15 states in 4 different time zones and are in the process of building our 96th ADM. With this nationwide expansion in mind, we have partnered with one of our strategic investors, Konica Minolta, Inc., to train their technicians, which number over 2,000 across the United States, to service, maintain and support our machines-in-network and assist us with our nationwide scaling efforts.

Knightscope operates on a machine-as-a-service business model. We enter into contracts with durations of 1 to 3 years that generate annual revenues in amounts approximately between $54,000 and $96,000 per ADM. We believe that this price range is a better economic proposition for our clients relative to a human guard or a mobile vehicle patrol unit operating 24/7. Although initial sales were made directly to clients, we have also started to sell through our channel partners, Allied Universal and Securitas, two of the three largest private security firms in the United States, with whom we have entered into master service agreements. On February 27, 2017, we announced a three-year extension of our initial master services agreement with Securitas. Channel partners have discretion on pricing and may bundle their additional services with the primary service of the Company.

Allied Universal is the largest private security company in the United States with over 160,000 employees and nearly $5 billion in sales. Securitas is the world’s second largest private security company with 300,000 employees and more than $10 billion in revenue. Knightscope’s master service agreements with both of these firms allow us to effectively offer our technologies to their existing clients, which in turn allows for frictionless onboarding of a client through the client’s existing security provider and at the same time provides security providers a distinct competitive advantage in the marketplace. In addition to Allied Universal and Securitas, the Company retains its discretion to conduct direct sales or partner with other channel partners.

We also market our products at trade shows, including ASIS International and ISC West, as well as Company-sponsored private events and on-site private demonstrations. We regularly advertise in the media through various online and offline channels.

Competition

At the moment, we are not aware of any direct competitors in the advanced physical security technology space that have viable commercial products in the field at the same scale as Knightscope with actual paying clients. It is a common misconception among some people outside of the security industry that we compete against closed-circuit television (CCTV) providers. They are not in fact competitive products because cameras do not provide a physical presence, are typically used for forensics after an event, and do not offer a client the plethora of capabilities available in an ADM/KSOC combination. We believe that having these two types of systems working together provides a more holistic approach to reducing crime. While traditional human guards provide a closer comparator or competitor in some cases, we believe that utilizing our “Software+Hardware+Humans” approach is much more effective.

We are aware of a self-funded start-up, SMP Robotics Services Corp., which produces an outdoor autonomous security platform that it markets through third-party distributors. We had previously listed as Gamma 2 Robotics and SHARP Electronics as potential competitors in this space. However, according to industry sources, we understand that both Gamma 2 Robotics and SHARP Electronics have ceased operations in the security robot space after failed attempts to enter the market. Cobalt Robotics, an early stage company, announced in early 2017 that it had released an autonomous mobile robot designed for indoor security applications on a trial pilot and in March 2018 that it completed its Series A financing.

We compete indirectly with private physical security firms that provide clients with security personnel and other security services. There are more than 8,000 such firms in the United States alone. Our ADMs offer clients a significant cost reduction relative to the cost of human security guards. In addition, ADMs offer significantly more capabilities, such as license plate detection, data gathering, thermal imaging and people detection that are delivered consistently, on a 24 hour, 7 day per week basis, without human intervention. In certain cases, our technology complements and improves the operations of traditional security firms.

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Manufacturing and Suppliers

Knightscope assembles its ADMs at its Mountain View, California headquarters from components manufactured by more than 20 suppliers. The Company’s top three suppliers, measured by spending, are Minarik Automation & Control (a division of Kaman Corporation), based in Indiana, Velodyne LiDAR and EandM, which are both based in California. The Company is not highly dependent on any one supplier and believes it can easily source components from other suppliers and has done so when necessary. The manufacturing lead-time for two-thirds of the Company’s components is 30 - 60 days or less, with the remainder requiring up to 90 days.

Research and Development

For the years ended December 31, 2017 and 2016, we incurred $1,891,867 and $1,627,495 for research and development expenses, respectively. We expect to continue to incur similar levels of expenditures on research and development. Our research and development efforts focus primarily on the development of robust base technology as well as scaling efforts. In addition, we will continue to develop visible and concealed weapon detection technology to add to our platform and to develop a four-wheel version of our ADM technology, the “K7”, which is intended to operate in a wider range of challenging terrains.

Employees

As of December 31, 2017, we had 43 full-time employees working primarily out of our combined headquarters and production facility in Mountain View, California.

Intellectual Property

The Company holds four patents covering its ADMs (“Autonomous Data Machines and Systems” U.S. Patent Nos. 9,329,597 and 9,910,436), the security data analysis and display features of the KSOC (U.S. Patent No. 9,792,434) and its parking monitor feature (U.S. Patent No. 9,773,413). We have also filed one provisional patent, covering the ADMs’ behavioral autonomous technology. The Company has trademarked its name in the U.S. The Company relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of business activities or otherwise. From time to time, we may be involved in pending or threatened claims relating to contract disputes, employment, intellectual property and other matters that arise in the normal course of our business, which we do not deem to be material to the business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Annual Report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2017.

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 Overview and Operations

We are a technology company located in Silicon Valley that develops, builds and deploys advanced physical security technology utilizing autonomous robots, analytics and a user interface for patrolling both indoor and outdoor environments. Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed the revolutionary Knightscope K5 ADM, K3 ADM, K1 ADM and the KSOC and KNOC, primarily through funding from both strategic and private investors. The first version of the Company’s flagship K5 ADM was completed in December 2013 and the first version of the K3 ADM was completed in June 2016. The Company began producing the first K1 ADM units during the first quarter of 2018. The initial proof-of-concept for Knightscope’s products and services occurred in May 2015 and we received our first paid order in June 2015. Therefore, we did not generate revenues in 2013 or 2014 and began generating minimal revenues in fiscal year 2015. Currently, the Company operates on a machine-as-a-service business model. Since June 2016, we have recognized recurring monthly revenues averaging $5,000 per ADM per month, which includes the ADM rental as well as maintenance, service, support, data transfer, KSOC access, charge pads and unlimited software, firmware and select hardware upgrades. We charge additional fees for decals or other markings on the ADMs as well as cellular costs in certain locations. These specific add-on charges have thus far generated minimal revenues.

To date, our ADMs have collectively traveled a total distance of over 166,000 miles and have operated over 342,000 collective hours. These ADMs are fully autonomous, including autonomous recharging. There is minimal to no downtime during recharging, as the ADMs are still operational while charging – and charge pads are typically located in a prominent location that would be suitable as an observation point.

Our current primary focus is on the deployment and marketing of our core technologies. We are also working on the development and eventual production of the K7 ADM, which will be built on a four wheel architecture and have the capability to operate in more rugged terrain. We continue to generate customer orders and our production is expected to continue out of our primary corporate headquarters.

Results of Operations

Comparison of the Year ended December 31, 2017 to the Year ended December 31, 2016

Revenue

Revenue increased by $1.2 million from $0.4 million at December 31, 2016 to $1.6 million, or by 293% for the year ended December 31, 2017. The increase in revenue was due primarily to an increase in the number of customers the Company had in 2017 when compared to 2016 and an increase in the number of ADMs in network resulting from new customers as well as existing customers increasing the number of ADMs they employed under contract. The mix of our customers has also expanded from corporate campus, retail, industrial and healthcare customers in 2016 to include logistics, residential communities, financial institutions, manufacturing firms, airports and tourist attractions in 2017. As of December 31, 2017, we had 30 customers and 36 machines-in-network. This compares to 9 customers and 14 machines-in-network at December 31, 2016.

Cost of Services

Cost of services for the year ended December 31, 2017 was $4.6 million, compared to $2.0 million for the year ended December 31, 2016, an increase of 137%. The increase in cost of services is primarily related to the increase in the number of machines-in-network. Cost of services consists of routine maintenance, depreciation, third party software licensing costs, deployment related costs, ADM communications costs, data storage costs, facilities allocations, plus direct compensation and benefits. The largest component of our cost of service is the depreciation of our ADMs over their useful lives, followed by salaries and benefits.

Gross Profit (Loss)

The revenue and cost of services described above resulted in a gross profit (loss) for the year ended December 31, 2017 of ($3.1 million), compared to ($1.6 million) for the comparable period in the prior year.

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As the business scales and becomes more streamlined, management expects the gross profit loss to decrease. We are focusing our resources on growing the business to be able to generate both a gross profit and overall net income. We are continually evaluating and taking a number of near-term actions to facilitate this result, and expect that as the Company matures, we will obtain expertise, economies of scale and efficiency that should increase revenue and reduce costs over the medium to long-term. For example, we have updated our pricing strategy for 2018 in concert with our channel partners and our client development team, which is expected to increase and enhance our revenue streams. We are also updating our data architecture strategy to minimize connectivity and data usage through cellular carriers, creating new tools for more efficient use of cellular data during the deployment setup phase, changing the option pricing for cellular connectivity and revisiting contracts with our cellular providers. In addition, our ADM materials sourcing, production, assembly and manufacturing is expected to become more efficient and the costs associated with these processes reduced as we grow and are thus able to negotiate better deals with suppliers and avoid low-volume penalties in connection with making these ADMs. We are also focused on controlling general overhead costs, such as expenditures for real estate leases and optimizing team composition and size. As the Company expands, negotiations are underway to increase the real estate footprint as efficiently as possible to contain our fixed costs by continuing to lease Class B and/or Class C office space – with an overall strategy of keeping the team size as lean as possible for maximum efficiency. Additionally, we believe that with the building of new internal tools, the Company will be much more efficient in deployment timing and resources, and alleviating the need for a dramatic increase in headcount. Our overall strategy is to keep our fixed costs as low as possible while achieving our overall growth objectives.

Operating Expenses

Total sales and marketing costs for the year ended December 31, 2017 were $5.5 million compared to $1.2 million in 2016, an increase of 354%. The increase was due primarily to marketing expenditures relating to the Regulation A Offering, and secondarily as a result of increased advertising commensurate with the increasing scale of the business. The Company’s operating expenses consist primarily of sales and marketing, research and development, and general and administrative expenses. Marketing costs were a significant component of our operating expenses in 2017. Marketing and promotion are imperative to our sales efforts. To drive further sales, in 2017 we significantly increased our expenditures on advertising in all forms of media. Also, to meet increased demand for general product inquiries and on-site demonstrations, we increased our sales and marketing personnel and recognized increased costs in business travel and equipment. Additionally, and significantly, information distribution costs to promote our Regulation A Offering (defined below), which was ongoing for the large majority of fiscal 2017, to potential investors are included in total marketing and promotional costs for 2017. These one-time fees accounted for 86% of our 2017 marketing and promotional costs, and 64% of our total sales and marketing costs.

Our general and administrative expenses have increased approximately 38%, from $1.3 million for the year ended December 31, 2016, to $1.8 million for the year ended December 31, 2017. The increase was primarily driven by additional accounting and audit fees that we incurred to ensure accurate ongoing financial reporting and compliance related to our Regulation A Offering. We anticipate that our general and administrative expenses will continue to increase as we continue to grow, expand, and invest in our management team and the ongoing implementation of internal controls over financial reporting and general corporate and legal compliance. As the Company grows, it may be necessary to lease additional space. For instance, since we entered into our first lease agreement in March 2014 for our manufacturing space, we have had to lease additional space in each subsequent year to support not only our production needs, but also that required for our general office and research and development requirements. In January 2018, we entered into a 60-month consolidated lease agreement (subsequently amended by a First Amendment to Lease Agreement dated February 6, 2018) for our existing operating facility leases. The leases, scheduled to expire later this year, total 13,300 square feet with base monthly lease obligations starting at $54,705 per month and increasing to $63,350 per month in the final year of the leases. Monthly lease obligations increased from $34,185 per month plus a 100% common area cost allocation as of December 31, 2016 to $47,960 per month plus a 100% common area cost allocation as of December 31, 2017, an increase of approximately 45% due to increased price per square foot on portions of our existing space.

Research and development expense was $1.9 million for the year ended December 31, 2017 compared to $1.6 million for the comparable period in 2016 representing an increase of $0.3 million or 16%. The increase is due to the investment in time and resources we made into enhancing the design, functionality, and efficiency of our base technology as well as scaling efforts. We will continue in the development of our visible and concealed weapon detection technology with the goal of adding this optional functionality to our existing platform and to develop a four-wheel version of our ADM technology, the “K7”, which is intended to operate in a wider range of challenging terrains.

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Other Income/(Expense), Net

Interest expense for the year ended December 31, 2017 was $0.2 million, compared to $0.1 million for the year ended December 31, 2016. Interest expense in 2017 was largely due to interest paid and payable on the Company’s Loan and Security Agreement with Structural Capital Investments II, LP.

Liquidity and Capital Resources

As of December 31, 2017, we had cash on hand of $11.6 million, compared to $2.7 million at December 31, 2016, and an accumulated deficit of $23.6 million. The operating losses and negative cash flows we have incurred since inception largely relate to salaries, benefits, and other overhead expenses incurred over periods of time during which we have devoted significant efforts towards research and development activities related to the development of our ADMs as well as the development and testing of new capabilities and features. Though the Company saw revenues increase significantly during 2017, significant one-time sales and marketing costs incurred as a result of fundraising, as well as headcount and additional costs to maintain ADMs more than offset the revenues, which resulted in a net loss. We have incurred net losses of $12.4 million and $5.8 million for the years ended December 31, 2017 and 2016, respectively. In addition, our operating activities have used $10.7 million and $5.0 million in cash for the years ended December 31, 2017 and 2016, respectively. The Company’s operations have been financed to date through a combination of debt financing and ongoing equity investment capital, including the Regulation A Offering, described below. Between existing cash as of December 31, 2017 and net proceeds from the Regulation A Offering and concurrent and subsequent private placements, we believe that we have sufficient cash and cash equivalents to fund our operations beyond the look forward period of 12 months from the date of issuance of the December 31, 2017 financial statements which appear under Item 7 of this Annual Report on Form 1-K. However, there can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations beyond that. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms.

Net Cash Used in Operating Activities

Net cash used in operations increased by $5.7 million, or 115%, from $5.0 million for the year ended December 31, 2016 to $10.7 million for the year ended December 31, 2017. This increase was primarily due to increases in cash expenditures towards marketing efforts relating to the Regulation A Offering, as well as cash expenditures related to growth in headcount and the number of ADMs deployed.

Net Cash Used in Investing Activities

Net cash used in investing activities increased from $1.8 million for the year ended December 31, 2016 to $2.0 million for the year ended December 31, 2017 representing an increase of $0.2 million or 13% from the prior year. The increase can be attributed primarily to additional raw materials purchased to meet increased ADM production demands.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $21.5 million for the year ended December 31, 2017 representing an increase of $18.2 million compared to $3.4 million for the year ended December 31, 2016. The increase can be attributed primarily to $18.2 million in net proceeds received from the sale of Series m Preferred Stock and $3.6 million in net proceeds received from the sale of Series m-3 Preferred Stock. These increases were primarily offset by $0.2 million in principal repayments on the Company’s loan and security agreement.

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Regulation A Offering; Issuance of Series m Preferred Stock and Series m-3 Preferred Stock and Related Warrants

On January 10, 2017, the Company commenced an offering of up to $20 million of its Series m Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), to raise additional capital for operations (the “Regulation A Offering”). We offered to sell up to 6,666,666 shares of Series m Preferred Stock, convertible into shares of Class A Common Stock, at a price of $3 per share. We concluded all sales of stock pursuant to the Regulation A Offering in the fourth quarter of 2017. The net proceeds of the sales of our Series m Preferred Stock through the Regulation A Offering as well as through private placement transactions conducted around the same period, after deduction of total offering expenses and commissions, was $18,172,666. Following the termination of the Regulation A Offering, the Company raised additional funds in private placements pursuant to Regulation D under the Securities Act through the issuance of its Series m-3 Preferred Stock and warrants to purchase Series m-3 Preferred Stock, which generated net proceeds of $3,634,999 in 2017. The Company sold shares of its Series m-2 Preferred Stock for $3 per share in 2018, and has been continuing to sell shares of its Series m-3 Preferred Stock for $3.50 per share in 2018. The proceeds of the Regulation A Offering and private placements are being used to expand our sales in the State of California and nationwide, develop visible and concealed weapon detection technology to add to our platform, and to develop a four-wheel version of our ADM technology, the “K7”, which is intended to operate in a wider range of challenging terrains.

As part of its compensation arrangement with SI Securities, LLC, which was the sole and exclusive placement agent for the Regulation A Offering, the Company issued a warrant to SI Securities, LLC, to purchase up to a total 266,961 shares of Series m-1 Preferred Stock. In connection with the placement of the Series m-3 Preferred Stock in 2017, the Company issued to the purchasers warrants for an aggregate of 1,038,571 shares of Series m-3 Preferred Stock. The warrants have an exercise price of $4 per share and expire on the earlier of two years from the date of the warrant, a change of control of the Company, or the initial public offering of the Company.

Issuance of Series A and Series B Preferred Stock; Convertible Notes

Between 2013 and 2014, the Company funded its operations by selling convertible promissory notes in the aggregate principal amount of $1,510,000. In October 2014, the principal and interest accrued under such notes was converted into shares of the Company’s Series A Preferred Stock. Between 2014 and the first fiscal quarter of 2015, the Company raised an additional $3,679,887 through the sale of its Series A Preferred Stock to certain investors. Between 2015 and 2016, the Company raised an additional $8,817,322 through the sale of its Series B Preferred Stock. In 2015, the Company raised $540,000 through the issuance of certain convertible promissory notes that converted into shares of the Company’s Series B Preferred Stock as of October 1, 2016. These notes carried certain participation rights and obligations contingent upon specified financing events. The fair value of these rights at issuance was recorded as a derivative liability offset by a corresponding debt discount that was subsequently amortized to interest expense. Upon conversion of the notes in October 2016, the derivative liability was extinguished. The Company has had no convertible debt outstanding since October 2016.

Credit Facilities

As of November 7, 2016, the Company entered into a Loan and Security Agreement with Structural Capital Investments II, LP providing for a term loan in the principal amount of $1,100,000. The loan facility has an interest rate of prime +8.5% and will mature 3 years after closing. It is secured by all of the Company’s assets other than its intellectual property. The Company is using the proceeds of the term loan to finance the production of its ADMs in order to meet client order demands.

Additionally, the Company granted each of Structural Capital Investments II, LP and Structural Capital Investments II-C, LP a warrant for the purchase of Series B Preferred Stock in a combined amount equal to $110,000 divided by $2.0401, each of which contains a number of rights including automatic cashless exercise upon the occurrence of certain material events, such as a liquidation or expiration, information rights and certain other terms. The warrants expire upon the later of November 7, 2026 or two years following the Company’s initial public offering.

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The Company currently has no material commitments for capital expenditures.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and corresponding amounts of expenses during the reporting period. For the Company, these estimates include, but are not limited to: deriving the useful lives of ADMs, determination of the cost of ADMs, assessing assets for impairment, ability to realize deferred tax assets, the valuation of convertible preferred stock warrants, and the valuation of stock options, and contingencies. Actual results could differ from those estimates.

Useful Life of the ADMs

Depreciation on the ADMs is recorded using the straight-line method over the expected life of the asset, which ranges from three to four years. The useful life of the ADMs will at times need to be evaluated to assess whether the remaining useful lives continue to be appropriate or require adjustments to reflect changes in the functionalities of the ADMs, the potential effects from the introduction of new version upgrades, and technological obsolescence.

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use or eventual disposition. If estimates of future undiscounted net cash flows are insufficient to recover the carrying value of the assets, we will record an impairment loss in the amount by which the carrying value exceeds the fair value. If the assets are determined to be recoverable, but the useful lives are shorter than originally estimated, we will depreciate or amortize the net book value of the assets over the newly determined remaining useful lives. None of the Company’s ADMs or property and equipment was determined to be impaired as of December 31, 2017 and 2016. Accordingly, no impairment loss has been recognized in the years ended December 31, 2017 and 2016.

Estimated Fair Value of Convertible Preferred Stock Warrants

Freestanding warrants for shares that are contingently redeemable upon a liquidation event of the Company are classified as a liability on the balance sheet at their estimated fair value. At the end of each reporting period, the change in estimated fair value during the period is recorded in other income (expense), net in the statements of operations. With the assistance of an unrelated third party valuation specialist, we estimated the fair values of these warrants using the backsolve method based on the proximity of the valuation date to the closing of the Series m financing in 2017. We utilized an option pricing model to allocate the enterprise value of the Company to the warrants. We will continue to adjust the carrying value of the warrants until such time as these instruments are exercised, expire or convert into warrants to purchase shares of common stock. At that time, the liabilities will be reclassified to additional paid-in-capital, a component of stockholders’ deficit.

Recent Accounting Pronouncements

See Note 2 in the notes to our financial statements under the caption Recent Accounting Pronouncements for a discussion of new accounting pronouncements.

Trend Information

Increasing demand, along with media coverage in the United States, has driven and continues to drive numerous orders and client inquiries. Moreover, the addition of two of the three largest private security firms in the United States as channel partners has increased our reach.

12

Our primary goal remains meeting client demands for additional orders of our technology and ensuring consistent performance in the field. Our near-term strategic goal is to establish contracts for 100 ADMs during 2018. The Company is focused on scaling its business to meet incoming orders.

In order to fulfill our long-term mission, Knightscope continues to build a wide-ranging portfolio of technologies to help security and law enforcement professionals combat crime and better secure our homeland. Knightscope’s current product offerings are the following:

K1 Stationary — We unveiled the prototype of the K1 ADM at the annual flagship convention for security professionals, ASIS 2017, in Dallas Texas and have begun production of the first units during the first quarter of 2018 as previously scheduled. We are hard at work on development and testing of the Concealed Weapon Detection (CWD) capability, which we hope to be a future option on this ADM. We are hopeful to begin initial testing in the field during the first half of 2018 and continue to work through technical/regulatory matters. We produced our first prototype of the K1 during 2017.

K3 Indoors — Our primary focus has been to develop the artificial intelligence driven “concierge” feature, which will allow a two-way dialogue between the human and the ADM itself. This feature has undergone some field testing and we are working on integrating it into production. However, applications in retail, in corporate environments as well as ingress/egress use cases at manufacturing facilities appear viable. Production of the K3 remains steady to meet demand.

K5 Outdoors — Our primary focus has been generally two-fold. First, we seek to improve the detection capabilities of the K5 utilizing a new software architecture leveraging machine learning as well as improving our navigation stack. For example, we now have the capability to patrol, autonomously, a multi-level parking structure. Second, our focus is on operations, primarily on reducing costs and on improving quality. Production of the K5 remains steady to meet demand.

K7 Multi-Terrain — We unveiled the concept prototype of the K7 ADM also at ASIS 2017 to a great deal of interest. Although this particular ADM builds on a great deal of our technology stack, it is an extremely complicated platform and will take time to get into full-scale production. We are hopeful to have one patrolling in beta test format during 2018.

As of December 31, 2017 there were 2 K3 and 2 K5 ADMs in various states of production completion, in preparation for contracted deployments in the first quarter of 2018. We also held $0.6 million in raw materials for future ADM production, largely consistent with the raw materials on hand at December 31, 2016.

Sales trends in 2017 showed strong demand across all of Knightscope’s product service lines. As discussed in our results of operations, customers grew threefold in 2017 compared to 2016, and the number of deployed ADMs nearly doubled. We averaged 2 deployments per month during 2017. The average selling price during 2017 was in line with previously published 2017 expectations. We released our new, simplified, pricing structure to new clients and existing channel partners in the fourth quarter of 2017.

The sales pipeline continues to grow and is strong, though similar to any B2B (business-to-business) transaction, the enterprise sales cycle is extremely lengthy. Although we have executed contracts in less than 30 days, notionally these negotiations can typically range from 6 to 12 months, taking into account the budget, finance, legal, cyber security, human resources, facilities and other reviews. The sales process for this brand-new technology requires significant streamlining and improvements, and we are taking steps to ensure our sales processes are robust, repeatable, and can enable quicker acceleration through the pipeline.

Due to numerous geopolitical events, as well as various high profile incidents of violence across the United States, we believe that the market for our technologies will continue to grow. In addition, we continue to receive substantial interest from potential clients outside of the United States and view international expansion as an attractive option for future consideration. At the same time, we expect that competing products may appear in the marketplace in the near future, creating pressures on production, cost, quality and features.

13

Item 3. Directors and Officers

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s executive officers and key members of the management team (the “Board of Management”) and the sole member of the board of directors of the Company as of December 31, 2017 are listed below. The sole director and the members of the Board of Management are full-time employees.

Name	Current Position	Age	Date Appointed to Current Position
Director, Executive Officers, and Key Employees:
William Santana Li	Sole director and CEO	48	Appointed to indefinite term of office April 5, 2013
Stacy Dean Stephens	VP Marketing & Sales	47	Appointed to indefinite term of office November 4, 2015
Mercedes Soria	VP Software Engineering	44	Appointed to indefinite term of office November 4, 2015
Aaron J. Lehnhardt	VP Design	46	Appointed to indefinite term of office November 4, 2015

William Santana Li, Chairman and CEO

William (“Bill”) Santana Li has served as our sole director and CEO since April 2013. Mr. Li is an American entrepreneur with over 25 years of experience from working in the global automotive sector and founding and leading a number of startups. From 1990 to 1999, Mr. Li held multiple business and technical positions at Ford Motor Company across four continents.

His positions at Ford ranged from component, systems, and vehicle engineering with the Visteon, Mazda, and Lincoln brands; to business and product strategy on the United States youth market, India, and the emerging markets in Asia-Pacific and South America; as well as the financial turnaround of Ford of Europe. In addition, he was on the “Amazon” team, which established an all-new modular plant in Brazil. Subsequently, he served as Director of Mergers & Acquisitions.

After internally securing $250 million in financing, Mr. Li founded and served as COO of GreenLeaf LLC, a Ford Motor Company subsidiary that became the world’s second largest automotive recycler. Under his leadership, GreenLeaf grew to more than 600 employees, 20 locations worldwide, and annual sales of approximately $150 million. At the age of 28, Bill was the youngest senior executive at Ford Motor Company worldwide.

After successfully establishing GreenLeaf, Mr. Li was recruited by SoftBank Venture Capital to establish and serve as the President and CEO of the Model E Corporation, a newly established automobile manufacturer that focused on the “Subscribe and Drive” model in California. Mr. Li also founded Carbon Motors Corporation* in 2003, and as its Chairman and CEO until February 2013, focused it on developing the world’s first purpose-built law enforcement patrol vehicle.

Bill earned a BSEE from Carnegie Mellon University and an MBA from the University of Detroit Mercy. He is married to Mercedes Soria, VP Software Engineering, at the Company.

Stacy Dean Stephens, VP Marketing & Sales

Stacy Dean Stephens is our VP of Marketing and Sales and co-founded the Company in April of 2013. Previously, he co-founded Carbon Motors Corporation* with Mr. Li, where he led marketing operations, sales, product management, partnership marketing and customer service. At Carbon Motors, Mr. Stephens established the “Carbon Council,” a customer interface and users group consisting of over 3,000 law enforcement professionals across all 50 states and actively serving over 2,200 law enforcement agencies.

14

Prior to co-founding Carbon Motors Corporation, Mr. Stephens served as a police officer for the Coppell (Texas) Police Department from 2000 to 2002. In recognition of his accomplishments, Mr. Stephens was named one of Government Technology magazine’s “Top 25 Doers, Dreamers & Drivers” in 2011.

Mr. Stephens studied aerospace engineering at the University of Texas in Arlington. He subsequently earned a degree in criminal justice and graduated as valedictorian from Tarrant County College in Fort Worth, Texas. He is a member of the International Association of Chiefs of Police (“IACP”) and also sits on the IACP Division of State Associations of Chiefs of Police SafeShield Project, which seeks to critically examine existing and developing technologies for the purpose of preventing and minimizing officer injuries and fatalities.

Mercedes Soria, VP Software Engineering

Mercedes Soria is our VP of Software Engineering and has been with Knightscope since April 2013. Ms. Soria is a technology professional with over 15 years of experience in systems development, life cycle management, project leadership, software architecture and web applications development.

Ms. Soria led IT strategy development at Carbon Motors Corporation* from 2011 until 2013. From 2002 to 2010, Ms. Soria was Channel Manager and Software Development Manager for internal operations at Deloitte & Touche LLP, where her team deployed software that was used daily across the firm’s thousands of employees. From 1998 to 2002, Ms. Soria worked as a software developer at Gibson Musical Instruments leading the effort to establish its online presence.

Ms. Soria obtained Bachelor and Master’s degrees in Computer Science from Middle Tennessee State University with honors, as well as an Executive MBA from Emory University. She is also a certified Six Sigma green belt professional and a member of the Society of Hispanic Professional Engineers. She is married to Mr. Li.

Aaron J. Lehnhardt, VP Design

Aaron Lehnhardt has served as our VP of Design since November 2015. Previously, from the Company’s inception in April 2013 until November 2015, Mr. Lehnhardt served as Chief Designer of the Company. From 2002 to April 2013, Mr. Lehnhardt was the co-owner of Lehnhardt Creative LLC where he worked on advanced propulsion vehicle design, personal electronics, product design, video game design, and concept development work.

From 2004 to 2011, Mr. Lehnhardt was Chief Designer at California Motors (“Calmotors”), where he led the design for various concepts for HyRider hybrid vehicles, the Calmotors 1000 horsepower hybrid super car, Terra Cruzer super off road vehicle, multiple vehicles for the U.S. Military, and various other hybrid and electric vehicles. He was also the lead designer and partner of Ride Vehicles LLC, a sister company to Calmotors, which worked on a 3-wheeled, standup personal mobility vehicle.

Mr. Lehnhardt began his career in 1994 in the Large Truck Design Studio of Ford Motor Company, where he worked on the Aeromax and Excursion truck programs. His progress led him to the Large Vehicle Production Studio to work on the Mustang and Windstar models. He also successfully aided the development of the GT90, My Mercury, Th!nk, P2000 Prodigy, and certain concept vehicles.

Mr. Lehnhardt earned his Bachelor of Fine Arts in Transportation Design from the College for Creative Studies in Detroit, Michigan. He also served as an Alias 3D instructor at the College for Creative Studies.

* Carbon Motors Corporation filed for Chapter 7 liquidation in June of 2013.

15

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2017, we compensated the Board of Management as follows:

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
William Santana Li	CEO	$225,369	$24,230	$249,599
Stacy Dean Stephens	VP Marketing & Sales	$151,039	$-	$151,039
Mercedes Soria	VP Software Engineering	$200,254	$8,829	$209,083
Aaron J. Lehnhardt	VP Design	$176,214	$8,433	$184,647

Other compensation represents non-cash stock-based compensation.

Other than cash compensation, health benefits and stock options, no other compensation was provided. The Company’s sole director did not receive any compensation in connection with his directorship.

Employee and Service Provider Equity Incentive Plans

The Company has adopted a 2014 Equity Incentive Plan (the “2014 Plan”) and a 2016 Equity Incentive Plan (the “2016 Plan”). The 2014 Plan was terminated upon the adoption of the 2016 Plan. However, the 2014 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. Each of the 2016 Plan and the 2014 Plan provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, or restricted stock units to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. Both plans are administered by our board of directors and the board of directors is referred to in this section as the “administrator” of the plan.

Authorized Shares. Stock options for the purchase of 2,693,800 shares of our Class B Common Stock are outstanding under our 2014 Plan and an additional 187,200 shares of our Class B Common Stock have been reserved for issuance pursuant to our 2014 Plan. A total of 1,748,814 shares of our Class A Common Stock have been reserved for issuance pursuant to our 2016 Plan. In addition, the shares of Class A Common Stock reserved for issuance under our 2016 Plan also include (i) a number of shares of Class A Common Stock equal to the number of shares of Class B Common Stock reserved but unissued under the 2014 Plan, as of immediately prior to the termination of the 2014 Plan, and (ii) a number of shares of Class A Common Stock equal to the number of shares subject to awards under the 2014 Plan that, on or after the termination of the 2014 Plan, expire or terminate and shares previously issued pursuant to the 2014 Plan, that, on or after the termination of the 2014 Plan, are forfeited or repurchased by us (provided that the maximum number of shares of Class A Common Stock that may be added to our 2016 Plan pursuant to (i) and (ii) is 2,881,000 shares).

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock or restricted stock units, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2016 Plan.

Stock Options. The 2014 Plan was terminated as of December 21, 2016. As a result, new stock options may only be granted under our 2016 Plan. The exercise price of options granted under our 2016 Plan must at least be equal to the fair market value of our Class A Common Stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term on an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. If an individual’s service terminates other than due to the participant’s death or disability, the participant may exercise his or her option within 30 days of termination or such longer period of time as provided in his or her award agreement. If an individual’s service terminates due to the participant’s death or disability, the option may be exercised within six months of termination, or such longer period of time as provided in his or her award agreement. However, in no event may an option be exercised after the expiration of its term. Subject to the provisions of our 2016 Plan the administrator determines the other terms of options.

16

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2014 Plan and 2016 Plan generally do not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Item 4. Security Ownership of Management and Certain Security holders

The following table sets out, as of December 31, 2017, the voting securities of the Company that are owned by the executive officers and sole director, and other persons holding more than 10% of any class of the Company’s voting securities, or having the right to acquire those securities.

BENEFICIAL OWNERSHIP OF EACH CLASS OF VOTING SECURITIES (OFFICERS, DIRECTORS AND 10% STOCKHOLDERS)

Beneficial Owner	Title of Class	Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable (Stock Options)	Percent of Class	Total Voting Power(1)
Director and Executive Officers Owning Over 10% of Common Stock
William Santana Li	Class B Common	455 W. Evelyn Ave. Mountain View, CA 94041	7,000,000	905,800	68.77%	28.53%
Stacy Dean Stephens	Class B Common	5400 Broken Bend Drive McKinney, TX 75070	3,000,000	-	29.47%	12.23%
All current officers and directors as a group (2 in total):	Class B Common		10,000,000	905,800	98.24%	40.75%

Stockholders with Over 10% Beneficial Ownership of Preferred Stock
NetPosa Technologies (Hong Kong) Limited	Series B Preferred Stock	Suite 1023, 10/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon Hong Kong	2,450,860	-	11.51%	17.07%

(1)	Percentage of total voting power represents voting power with respect to all shares of the Company’s outstanding capital stock as if converted to Class A Common Stock and Class B Common Stock, as applicable, as a single class. The holders of Series A Preferred Stock, Series B Preferred Stock, Series m-2 Preferred Stock and Class B Common Stock are entitled to ten votes per share. The holders of our Series m Preferred Stock, Series m-1 Preferred Stock, Series m-3 Preferred Stock and Class A Common Stock are entitled to one vote per share.

Item 5. Interest of Management and Others in Certain Transactions

Other than grants of stock options, we have not entered into any transactions in which the management or related persons have an interest outside of the ordinary course of our operations.

Item 6. Other Information

None.

17

Item 7. Financial Statements

Knightscope, Inc.

A Delaware Corporation

Financial Statements and Independent Auditors’ Reports

December 31, 2017 and 2016

18

KNIGHTSCOPE, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Report of Independent Auditors

The Board of Directors and Stockholders

Knightscope, Inc.

We have audited the accompanying financial statements of Knightscope, Inc., which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in preferred stock and stockholders’ deficit and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knightscope, Inc. at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP San Francisco, California
April 30, 2018

F-1

To the Board of Directors of

Knightscope, Inc.

Mountain View, California

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Knightscope, Inc., which comprise the balance sheets as of December 31, 2016, and the related statements of operations, changes in stockholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202  |  Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com   |  www.ArtesianCPA.com

F-2

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knightscope, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Artesian CPA, LLC

Denver, Colorado
April 19, 2017, and as restated October 6, 2017

F-3

KNIGHTSCOPE, INC.

BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

	2017	2016

ASSETS
Current assets:
Cash and cash equivalents	$11,563,858	$2,747,646
Accounts receivables	345,304	13,668
Other receivables	4,335	135,295
Prepaid expenses and other current assets	411,657	162,957
Deferred offering costs	19,297	320,611
Total current assets	12,344,451	3,380,177

Non-current assets:
Autonomous data machines, net	3,091,108	2,283,549
Property and equipment, net	140,437	222,528
Other assets	294,650	89,250
Total non-current assets	3,526,195	2,595,327

Total assets	$15,870,646	$5,975,504

See accompanying notes to financial statements.

F-4

KNIGHTSCOPE, INC.

BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

	2017	2016

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Liabilities:
Current liabilities:
Accounts payable and accrued expenses	$751,540	$942,136
Accrued payroll and related expenses	341,146	7,601
Deferred revenue	539,176	217,997
Debt obligations	396,448	197,535
Other current liabilities	113,095	-
Total current liabilities	2,141,405	1,365,269

Non-current liabilities:
Debt obligations	403,289	799,438
Preferred stock warrant liability	1,280,718	70,742
Other noncurrent liabilities	31,800	-
Deferred rent	17,523	28,933
Total non-current liabilities	1,733,330	899,113

Total liabilities	3,874,735	2,264,382

Commitments and contingencies (Note 11)

Preferred Stock, $0.001 par value; 25,794,930 and
20,568,861 shares authorized as of December 31, 2017 and
2016, respectively, 21,294,807 and 13,589,598 shares issued and outstanding at December 31, 2017 and 2016, respectively;
aggregate liquidation preference of $41,110,337 and
$17,475,424 as of December 31, 2017 and 2016, respectively	33,904,613	13,306,925

Stockholders' deficit:
Class A common stock, $0.001 par, 80,000,000 shares authorized,		-
0 shares issued and outstanding as of December 31, 2017
and 2016	-	-
Class B common stock, $0.001 par, 30,000,000 shares authorized,
10,179,000 shares issued and outstanding as of December 31,
2017 and 2016	10,179	10,179

Additional paid-in capital	1,641,911	1,553,192
Accumulated deficit	(23,560,792)	(11,159,174)
Total stockholders' deficit	(21,908,702)	(9,595,803)
Total liabilities, preferred stock and
stockholders’ deficit	$15,870,646	$5,975,504

See accompanying notes to financial statements.

F-5

KNIGHTSCOPE, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016

Revenue	$1,572,009	$399,508
Cost of services	4,638,380	1,958,990
Total gross profit (loss)	(3,066,371)	(1,559,482)

Operating expenses:
General & administrative	1,779,307	1,288,941
Research & development	1,891,867	1,627,495
Sales & marketing	5,476,806	1,207,639
Total operating expenses	9,147,980	4,124,075

Loss from operations	(12,214,351)	(5,683,557)

Other income (expense):
Interest expense	(184,383)	(147,015)
Other income, net	(2,084)	1,462
Total other income (expense)	(186,467)	(145,553)

Net loss before income tax	(12,400,818)	(5,829,110)
Income tax expense	800	-
Net loss	$(12,401,618)	$(5,829,110)

Basic and diluted net loss per common share	$(1.22)	$(0.57)
Weighted average shares used to compute basic and diluted net loss per share	10,179,000	10,179,000

See accompanying notes to financial statements.

F-6

KNIGHTSCOPE, INC.

STATEMENTS OF PREFERRED STOCK AND CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Series m Preferred Stock		Series m-3 Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Class A Common Stock		Class B Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit

Balance at December 31, 2015	-	-	-	-	8,936,015	$3,865,155	3,014,559	6,123,021	-	-	10,179,000	$10,179	$1,454,492	$(5,330,064)	$(3,865,393)

Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	98,700	-	98,700
Conversion of notes payable to Series B Preferred Stock	-	-	-	-	-	-	331,578	676,430	-	-	-	-	-	-	-
Issuance of Series B Preferred Stock					-	-	1,307,446	2,667,329	-	-	-	-	-	-	-
Offering costs	-	-	-	-	-	-	-	(25,010)	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,829,110)	(5,829,110)

Balance at December 31, 2016	-	-	-	-	8,936,015	3,865,155	4,653,583	9,441,770	-	-	10,179,000	10,179	1,553,192	(11,159,174)	(9,595,803)

Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	88,719	-	88,719
Issuance of Series m Preferred stock	6,666,638	19,999,914			-	-	-	-	-	-	-	-	-	-	-
Issuance of Series m-3 Preferred Stock	-	-	1,038,571	3,634,999	-	-	-	-	-	-	-	-	-	-	-
Offering costs		(1,827,249)			-	-	-	-	-	-	-	-	-	-	-
Issuance cost related to value of the Series m-1 Preferred Stock warrant		(285,648)	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance cost related to the valuee of the Series m-3 Preferred Stock warrant	-	-	-	(924,328)	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(12,401,618)	(12,401,618)

Balance at December 31, 2017	6,666,638	$17,887,017	1,038,571	$2,710,671	8,936,015	$3,865,155	4,653,583	$9,441,770	-	-	10,179,000	$10,179	$1,641,911	$(23,560,792)	$(21,908,702)

See accompanying notes to financial statements.

F-7

KNIGHTSCOPE, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash Flows From Operating Activities
Net loss	$(12,401,618)	$(5,829,110)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	966,744	495,693
Stock compensation expense	88,719	98,700
Loss on debt modification	-	65,487
Amortization of debt discount	23,582	3,930
Amortization of loan fees	24,802	16,763
Interest on convertible debt derivative	-	26,912
Changes in operating assets and liabilities:
Accounts receivable	(331,636)	(3,676)
Other receivable	130,960	(115,295)
Prepaid expenses and other current assets	(242,100)	(32,512)
Other assets	(212,000)	-
Accounts payable and accrued expenses	444,770	106,110
Accrued payroll and related expenses	333,546	-
Deferred revenue	321,179	197,997
Other current and noncurrent liabilities	144,895	-
Deferred rent	(11,410)	(9,648)
Net cash used in operating activities	(10,719,567)	(4,978,649)

Cash Flows From Investing Activities
Autonomous data machines	(2,003,850)	(1,675,197)
Purchase of property and equipment	(3,117)	(102,136)
Net cash used in investing activities	(2,006,967)	(1,777,333)

Cash Flows From Financing Activities
Proceeds from issuance of Series m Preferred Stock offering	19,999,914	2,667,329
Proceeds from issuance of Series m-3 Preferred Stock offering	3,634,999	-
Payment of issuance costs in Series m Preferred Stock offering	(1,827,249)	(25,010)
Payment of offering costs in Series m-3 Preferred Stock offering	(19,297)	-
Net proceeds/(repayments) from financing obligations	(15,671)	29,265
Proceeds from loan payable, net of repayments	-	690,402
Principal repayments on loan payable	(225,959)	-
Capital lease payment	(3,991)	-
Net cash provided by financing activities	21,542,746	3,361,986

Net change in cash and cash equivalents	8,816,212	(3,393,996)
Cash and cash equivalents at beginning of year	2,747,646	6,141,642
Cash and cash equivalents at end of year	$11,563,858	$2,747,646

See accompanying notes to financial statements.

F-8

KNIGHTSCOPE, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Supplemental Disclosure of Cash Flow Information
Cash paid for interest during the year	$134,249	$27,817
Cash paid for income taxes	$800	$-

Supplemental Disclosure of Non-Cash Financing Activities
Conversion of convertible notes payable	$-	$676,098
Deferred offering costs included in accounts payable	$20,970	$320,613
Issuance of warrants for Preferred Stock	$1,209,976	$70,742

See accompanying notes to financial statements.

F-9

KNIGHTSCOPE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 1: NATURE OF OPERATIONS

Knightscope, Inc. (the “Company”), was incorporated on April 4, 2013 under the laws of the State of Delaware. The Company designs, develops, builds, deploys, and supports advanced physical security technologies.

Basis of Presentation and Liquidity

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Since its inception, the Company has incurred significant operating losses and negative cash flows from operations which is principally the result of significant research and development activities related to the development and continued improvement of the Company’s autonomous data machines (“ADMs”) (hardware and software).

Cash and cash equivalents on hand was $11.6 million at December 31, 2017, compared to $2.7 million at December 31, 2016. At December 31, 2017, the Company also had an accumulated deficit of approximately $23.6 million, working capital of $10.2 million and stockholders’ deficit of $21.9 million. As noted in Note 4, Debt Obligations, borrowings under the Company’s loan and security agreement require the Company to maintain a minimum cash balance across all operating accounts of at least $500,000. Subsequent to December 31, 2017 and through April 30, 2018, the Company also raised aggregate net proceeds in private placements of approximately $2.4 million.  The Company evaluated its projected cash flows and believes that its cash and cash equivalents of $11.6 million as of December 31, 2017 and the approximately $2.4 million in cash raised subsequent to the Company’s year-end of December 31, 2017 provide sufficient cash resources to enable the Company to carry out its operations through at least twelve months from the issuance date of these financial statements included herein. The Company’s projected cash flows are subject to various risks and uncertainties, and the unavailability or inadequacy of financing to meet future capital needs could force it to modify, curtail, delay, or suspend some or all aspects of its planned operations. Sales of additional equity securities by the Company could result in the dilution of the interests of existing stockholders. The Company will require significant additional financing and is pursuing opportunities to obtain additional financing in the future through private equity and/or debt financings. However, there can be no assurance that financing will be available when required in sufficient amounts, on acceptable terms or at all.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassifications

Certain reclassifications have been made to the 2016 financial statements to conform to the 2017 financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported. Accrued payroll and related expenses, previously included in accrued expenses in 2016, have been separately presented in the financial statements. Additionally, concurrent with the Series m Preferred Stock offering, the Company has elected to follow the SEC staff’s guidance (included in ASC 480-10-S99, SEC Materials) when evaluating the classification for its shares within the balance sheets. A liquidation or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of its assets would constitute a redemption event. Although the Company’s preferred stock is not mandatorily or currently redeemable, a liquidation or winding up of the Company would constitute an event outside its control. Therefore, all shares of preferred stock have been presented outside of permanent equity for all periods presented due to being contingently redeemable.

Comprehensive Loss

Net loss was equal to comprehensive loss for the years ended December 31, 2017 and 2016.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and corresponding amounts of expenses during the reporting period. For the Company, these estimates include, but are not limited to: deriving the useful lives of its Autonomous Data Machines (“ADMs”), determination of the cost of ADMs, assessing assets for impairment, ability to realize deferred tax assets, valuation of convertible preferred stock warrants, valuation of stock options, and contingencies. Actual results could differ from those estimates.

F-10

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company limits the credit exposure of its cash and cash equivalent balances by maintaining its accounts in high credit quality financial institutions. Cash and cash equivalent deposits with financial institutions may occasionally exceed the limits of insurance on bank deposits; however, the Company has not experienced any losses on such accounts. As of December 31, 2017 and 2016, the Company had cash and cash equivalent balances exceeding FDIC insured limits by $11.3 million and $2.5 million, respectively.

The Company extends credit to customers in the normal course of business and performs ongoing credit evaluations of its customers. Concentrations of credit risk with respect to accounts receivable exist to the full extent of amounts presented in the financial statements. The Company does not require collateral from its customers to secure accounts receivable.

Accounts receivable are derived from the rental of proprietary ADMs along with access to browser-based interface Knightscope Security Operations Center (KSOC). The Company reviews its receivables for collectability based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible and provides allowances for potential credit losses, as needed.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2017 and 2016 was not necessary.

At December 31, 2017, the Company had four customers whose accounts receivable balances each totaled 10% or more of the Company’s total accounts receivable (19%, 16%, 11% and 10%) compared with two such customers at December 31, 2016 (26% and 20%).

For the year ended December 31, 2017, the Company had no customers who individually accounted for 10% or more of the Company’s total customer revenue compared with two such customers (26% and 20%) for the year ended December 31, 2016.

ADMs

ADMs consist of materials, ADMs in progress and finished ADMs. ADMs in progress and finished ADMs include materials, labor and other direct and indirect costs used in their production. Finished ADMs are valued using a discrete bill of materials, which includes an allocation of labor and direct overhead based on assembly hours. Depreciation expense on ADMs is recorded using the straight-line method over their estimated expected lives, which currently ranges from 3 to 4 years. Depreciation expense of finished ADMs included in research and development expense amounted to $55,663 and $25,758, depreciation expense of finished ADMs included in sales and marketing expense amounted to $42,358 and $18,236, and depreciation expense included in cost of services amounted to $783,516 and $379,075 for the years ended December 31, 2017 and 2016, respectively.

ADMs, net, consisted of the following:

	December 31,
	2017	2016

Raw materials	$632,863	$590,750
ADMs in progress	175,027	98,308
Finished ADMs	3,672,105	2,101,842
	4,479,995	2,790,900
Accumulated depreciation on Finished ADMs	(1,388,887)	(507,351)

ADMs, net	$3,091,108	$2,283,549

F-11

The components of the Finished ADMs, net at December 31, 2017 are as follows:

ADMs on lease with customers	$2,476,346
ADMs available for lease	463,154
Demonstration ADMs	205,615
Research and development ADMs	403,993

Charge boxes	122,997
3,672,105
Less: accumulated depreciation	(1,388,887)
Finished ADMs, net	$2,283,218

Property, Equipment and Software

Property, equipment and software, net is stated at cost less accumulated depreciation and amortization, and is depreciated using the straight-line method over the estimated useful lives of the assets. Computer equipment, software and furniture, fixtures and equipment are depreciated over useful lives ranging from three to five years, and leasehold improvements are depreciated over the respective lease term or useful lives, whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the balance sheet and any resulting gain or loss is reflected in the statements of operations in the period realized.

Property and equipment, leasehold improvements and software, as of December 31, 2017 and 2016 are as follows:

	December 31
	2017	2016

Computer equipment	$43,893	$40,778
Software, net	549	1,280
Furniture, fixtures & equipment	263,228	263,228
Leasehold improvements	44,510	44,510
	352,180	349,796
Accumulated depreciation	(211,743)	(127,268)
Property and equipment, net	$140,437	$222,528

Depreciation and amortization expense on property and equipment included in general and administrative expenses amounted to $85,208 and $72,622 as of December 31, 2017 and 2016, respectively. Depreciation and amortization expense relating to cost of services, research and development and sales and marketing was insignificant for all periods presented.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use or eventual disposition. If estimates of future undiscounted net cash flows are insufficient to recover the carrying value of the assets, the Company will record an impairment loss in the amount by which the carrying value exceeds the fair value. If the assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the Company will depreciate or amortize the net book value of the assets over the newly determined remaining useful lives. None of the Company’s ADMs or property and equipment was determined to be impaired as of December 31, 2017 and 2016.

Convertible Preferred Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company’s preferred stock are classified as liabilities on the balance sheets at their estimated fair value because the underlying shares of preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The preferred stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of the preferred stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the preferred stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the preferred stock warrants, the completion of a sale of the Company or an IPO. Upon an IPO, the preferred stock warrants will convert into warrants to purchase common stock and any liabilities recorded for the preferred stock warrants will be reclassified to additional paid-in capital and will no longer be subject to remeasurement.

F-12

The Company issued common stock warrants in connection with the execution of a certain debt financing during the year ended December 31, 2015. Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants is determined using the Black-Scholes option-pricing model.

Revenue Recognition

The Company’s revenues consist of revenue from fees from rentals of proprietary ADMs along with access to the browser-based interface KSOC through contracts that typically have 12-month terms and automatically renew for additional 12-month terms thereafter. The Company had one customer with a 36- month lease term in 2017 and none in 2016. These arrangements adhere to lease accounting guidance and are classified as leases for revenue recognition purposes and evaluated for classification as an operating or sales-type lease. Currently, all customer arrangements qualify as operating leases and revenue is recognized ratably over the contract life once persuasive evidence of an arrangement exists, the customer has possession of the ADM(s) and the services have commenced, the pricing is fixed or determinable and collection is reasonably assured. The Company typically bills for the use of its ADMs on a monthly basis. The costs of the ADMs are depreciated to cost of services over the estimated useful lives of the ADMs, which the Company has estimated at three to four years.

Future minimum revenue from noncancelable operating leases was $1,277,808 as of December 31, 2017.

Cost of Services

Cost of services includes depreciation of the ADMs over the useful lives of the ADMs, labor and associated benefits incurred in the production and maintenance of the ADMs, data and communications fees, routine maintenance costs, shipping costs, and other direct costs incurred during assembly and deployment.

Deferred Revenues

In connection with the rentals of the Company’s ADMs, the Company may receive payments for deployment before the earnings process is complete. In these situations, the Company records the payments received as deferred revenues and amortizes them over the term of the lease, which generally is a 12-month period.

Shipping and Handling Costs

The Company classifies certain shipping and handling costs as cost of services in the accompanying statements of operations. The amounts classified as cost of services represent shipping and handling costs associated with the deployment or returns of the ADMs directly to or from customers. Management believes that the classification of these shipping and handling costs as cost of services better reflects the cost of producing the ADMs and selling its services. Shipping and handling costs associated with the transportation of demonstration units shipped to sales personnel and customers are recorded as sales and marketing expenses.

The shipping and handling costs recorded within cost of services totaled approximately $48,327 and nil for the years ended December 31, 2017 and 2016, respectively. Shipping and handling costs recorded within sales and marketing totaled approximately $67,203 and $12,289 for years ended December 31, 2017 and 2016, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation, which requires that the estimated fair value on the date of grant be determined using the Black-Scholes option pricing model with the fair value recognized over the requisite service period of the awards, which is generally the option vesting period.  Stock-based awards made to nonemployees are measured and recognized based on the estimated fair value on the vesting date and are re-measured at each reporting period.  The Company’s determination of the fair value of the stock-based awards on the date of grant, using the Black-Scholes option pricing model, is affected by the fair value of the Company’s common stock as well as other assumptions regarding a number of highly complex and subjective variables. These variables include but are not limited to the Company’s expected stock price volatility over the term of the awards, and actual and projected employee option exercise behaviors. Because there is insufficient historical information available to estimate the expected term of the stock-based awards, the Company adopted the simplified method of estimating the expected term of options granted by taking the average of the vesting term and the contractual term of the option.

For awards with graded vesting, the Company recognizes stock-based compensation expense over the service period using the straight-line method, based on shares ultimately expected to vest. Beginning January 1, 2017 with the adoption of ASU 2016-09, the Company elected to recognize forfeitures as they occur when calculating the stock-based compensation for equity awards.

F-13

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 in accounting for offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged against the net proceeds of the related stock issuances upon the completion of an offering or to expense if the offering is not completed or aborted. As of December 31, 2016, the Company had capitalized approximately $320,611 in deferred offering costs on the balance sheet and reclassified this amount together with other offering costs of $1.5 million incurred during the year ended December 31, 2017 to the net proceeds from the sale of the Series m Preferred Stock on November 23, 2017, the termination date of the Regulation A Offering. The Company compensated SI Securities, LLC with $1.2 million in cash, for its services as the sole and exclusive placement agent for the Regulation A Offering and also issued a convertible preferred stock warrant to SI Securities, LLC, to purchase 266,961 shares of Series m-1 Preferred Stock. This Series m-1 Preferred Stock warrant was valued at $285,648 and recorded within Preferred stock warranty liability on the balance sheet and as a reduction in the sale of Series m offering proceeds (see Note 5, Capital Stock and Warrants).

Deferred Rent

Deferred rent consists of the difference between cash payments and the recognition of rent expense on a straight-line basis over the term of the lease.

Research & Development Costs

Research and development costs primarily consist of employee-related expenses, including salaries and benefits, share-based compensation expense, facilities costs, depreciation and other allocated expenses. Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are recorded in sales and marketing expense in the Company’s statements of operations as incurred. Advertising expense was $3.9 million and $0.5 million for the years ended December 31, 2017 and 2016, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Basic and Diluted Net Loss per Share

Net loss per share of common stock is computed using the two-class method required for participating securities based on their participation rights. All series of convertible preferred stock are participating securities as the holders are entitled to participate in common stock dividends with common stock on an as converted basis. The holders of the Company’s convertible preferred stock are also entitled to noncumulative dividends prior and in preference to common stock and do not have a contractual obligation to share in the losses of the Company. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings with common stock, are subtracted from net loss to determine net loss attributable to common stockholders upon their occurrence.

Basic net loss per share is computed by dividing net loss attributable to common stockholders by basic weighted-average shares outstanding during the period. All participating securities are excluded from basic weighted-average shares outstanding. In computing diluted net loss attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by diluted weighted-average shares outstanding, including potentially dilutive securities, unless anti-dilutive. Potentially dilutive securities that were excluded from the computation of diluted net loss per share consist of the following:

F-14

	December 31,
	2017	2016

Series A Preferred Stock (convertible to common stock)	8,936,015	8,936,015
Series B Preferred Stock (convertible to common stock)	4,653,583	4,653,583
Series m Preferred Stock (convertible to common stock)	6,666,638	-
Series m-3 Preferred Stock (convertible to common stock)	1,038,571	-
Warrants to purchase common stock	44,500	44,500
Warrants to purchase Series B Preferred Stock	53,918	53,918
Warrants to purchase of Series m-1 Preferred Stock	266,961	-
Warrants to purchase of Series m-3 Preferred Stock	1,038,571	-
Stock options	2,340,883	2,693,800
Total potentially dilutive shares	25,039,640	16,381,816

As all potentially dilutive securities are anti-dilutive as of December 31, 2017 and 2016, diluted net loss per share is the same as basic net loss per share for each year.

Recent Accounting Pronouncements

The following accounting standards, which are not yet effective, are presently being evaluated by the Company to determine the impact that they might have on its financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The updated standard will replace most existing revenue recognition guidance in U.S. GAAP. The new standard introduces a five-step process to be followed in determining the amount and timing of revenue recognition. It also provides guidance on accounting for costs incurred to obtain or fulfill contracts with customers and establishes disclosure requirements which are more extensive than those required under existing U.S. GAAP. The FASB has issued numerous amendments to ASU 2014-09 from August 2015 through January 2018, which provide supplemental and clarifying guidance, as well as amend the effective date of the new standard. ASU 2014-09, as amended, is effective for the Company in the first quarter of 2018. The standard permits the use of either the retrospective or modified retrospective (cumulative effect) transition method. The Company will adopt the new standard on January 1, 2018, using the modified retrospective transition method. The Company is continuing to assess the impact of adopting the ASU on its financial position, results of operations and related disclosures and has not yet concluded whether the effect on the financial statements will be material.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to require lessees to recognize all leases, with certain exceptions, on the balance sheet, while recognition on the statement of operations will remain similar to current lease accounting. The ASU also has similar requirements to those in ASC 840 for how lessors allocate arrangement consideration between lease and non-lease components using the allocation principles in ASC 606. The ASU also eliminates real estate-specific provisions and modifies certain aspects of lessor accounting. The ASU is effective for interim and reporting periods beginning after December 15, 2018, with early adoption permitted. The Company currently expects to adopt the ASU on January 1, 2019. The Company will be required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available. Upon adoption, the Company expects the balance sheet to include a right of use asset and liability related to substantially all of our lease arrangements. The Company is continuing to assess the impact of adopting the ASU on its financial position, results of operations and related disclosures and has not yet concluded whether the effect on the financial statements will be material.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, to simplify the accounting for the income tax effects from share-based compensation, the accounting for forfeitures and the accounting for statutory income tax withholding, among others. In particular, the ASU requires all income tax effects from share based compensation to be recognized in the statement of operations when the awards vest or are settled, the ASU permits accounting for forfeitures as they occur, and the ASU permits a higher level of statutory income tax withholding without triggering liability accounting. The Company adopted this standard in 2017, and it did not have a material impact on the Company’s financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, to reduce the diversity in practice with respect to the classification of certain cash receipts and cash payments on the statement of cash flows. The new standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted. The Company is currently evaluating the impact that the standard will have on its financial statements.

In November 2016, the FASB issued ASU 2016-08, Statement of Cash Flows: Restricted Cash, which requires entities to present the aggregate changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as part of the beginning and ending balances of cash and cash equivalents. The ASU is effective for interim and reporting periods beginning after December 31, 2017. Adoption of the ASU is retrospective. The Company will adopt the ASU on January 1, 2018, and does not expect it to have a material impact on its financial statements.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, to provide guidance on which changes to the terms or conditions of a share-based payment award require an entity to adopt modification accounting. The ASU is effective for interim and annual reporting periods beginning after December 15, 2017. Adoption of the ASU is prospective. The Company will adopt this ASU on January 1, 2018, which will have no material impact to the financial statements upon adoption.

F-15

NOTE 3: FAIR VALUE MEASUREMENTS

The Company determines the fair market values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following are three levels of inputs that may be used to measure fair value:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities. The Company considers a market to be active when transactions for the asset occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The valuation of Level 3 investments requires the use of significant management judgments or estimation.

In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3. Level 3 liabilities that are measured at fair value on a recurring basis consist of the convertible preferred stock warrant liabilities. The inputs used in estimating the fair value of the warrant liabilities are described in Note 5, Capital Stock and Warrants.

The Company’s fair value hierarchies for its financial assets and liabilities which require fair value measurement on a recurring basis are as follows:

	Total	Level 1	Level 2	Level 3
December 31, 2017
Liabilities
Warrant liability – Series B Preferred Stock	$70,742	$-	$-	$70,742
Warrant liability – Series m-1 Preferred Stock	$285,648	$-	$-	$285,648
Warrant liability – Series m-3 Preferred Stock	$924,328	$-	$-	$924,328

There were no other financial assets or liabilities measured at fair value in 2016. During the years ended December 31, 2017 and 2016, there were no transfers between Level 1, Level 2, or Level 3 assets or liabilities reported at fair value on a recurring basis and the valuation techniques used did not change compared to the Company’s established practice.

The following table sets forth a summary of the changes in the fair value of Company’s Level 3 financial liabilities during the year ended December 31, 2017, which were measured at fair value on a recurring basis:

Warrant Liability

Balance at December 31, 2016	$70,742
Initial fair value of Series m-1 and Series m-3 Preferred Stock warrants	1,209,976
Gain(loss) on revaluation of Series B, m-1 and m-3 Preferred Stock warrants	-
Balance at December 31, 2017	$1,280,718

The Series m-1 Preferred Stock warrant was valued at $285,648 and the Series m-3 Preferred Stock warrants were valued at $924,328 at December 31, 2017. Due to the fact that the warrants were issued relatively close to the Company’s year-end, the mark-to-market adjustment was immaterial and, as a result, the Company did not recognize any non-cash gain or loss on the change in fair value of the warrant liability in the Company’s statements of operations. Additionally, the change in the estimated fair value of the Company’s Series B convertible preferred stock warrant was insignificant as of December 31, 2017. See Note 5, Capital Stock and Warrants, in the notes to the financial statements for a description of the warrants.

NOTE 4:  DEBT OBLIGATIONS

Term Loan

In April 2015, the Company entered into a term loan agreement which allowed for individual term loans to be drawn in amounts totaling up to $1,250,000 (or $3,000,000 if the Company receives cash proceeds of at least $10,000,000 in an equity financing from investors deemed acceptable by the bank) until December 31, 2015. Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bore interest at 1.75% above the prime rate per annum. Only one individual term loan in the amount of $600,000 was drawn by the Company in October 2015. The individual term loan matured in October 2016 and as of December 31, 2017 and 2016, $0 in principal remained outstanding on the loan. Interest expense on the individual term loan during the years ended December 31, 2017 and 2016 was $0 and $6,524, respectively, and 44,500 common stock warrants were issued in conjunction with this note agreement, as discussed in Note 5, Capital Stock and Warrants.

F-16

Financing and Capital Lease Obligations

In August 2014, the Company entered into a financing agreement for the purchase of a vehicle. Monthly payments of principal and accrued interest were due throughout the term of the agreement, which matured in July 2017. The outstanding principal and interest amount of $4,003 was repaid in full in 2017. In April 2016, the Company entered into a financing agreement for the purchase of another vehicle. Monthly payments of principal plus accrued interest are due through the term of the agreement, ending March 2019. The outstanding balance on the financing agreement bears interest of 3.54%. As of December 31, 2017 and 2016, respectively, $20,388 and $36,059 of principal remained outstanding on the financing agreement. Interest expense on the financing agreement during the years ended December 31, 2017 and 2016 was $1,024 and $1,126, respectively.

Loan Payable and Security Agreement

In November 2016, the Company entered into a loan and security agreement (the “Loan Agreement”) for $1,100,000 available to be used for general working capital purposes. The Loan Agreement is collateralized by all assets of the Company. Monthly payments of interest only are due in advance for the first six months, then principal and interest payments of $42,714 are due monthly for thirty months until maturity. The maturity date of each advance under the Loan Agreement is the date that is 36 months following the date the advance is made. Once repaid, the principal amount of the advance may not be re-borrowed. Outstanding borrowings under the Loan Agreement bear interest at 8.5% above the prime rate per annum (13.00% and 12.25% at December 31, 2017 and 2016, respectively). Interest expense on the Loan Agreement during the years ended December 31, 2017 and 2016 was $133,213 and $20,167, respectively.

The Loan Agreement contains representations, warranties and covenants customary to similar credit facilities. In addition, the Company agreed to a financial covenant on cash requiring it to maintain a minimum cash balance across all operating accounts (excluding payroll accounts) of at least $500,000. To date, the Company has been compliant with this and all other affirmative and negative covenants in the Loan Agreement. A warrant for 53,918 shares of Series B Preferred Stock was also issued to the lender in conjunction with this Loan Agreement which had an estimated fair value of $70,742 and was recorded within Loan Payable as a debt issuance cost and is being amortized to interest expense using the effective interest method over the term of the loan (see Note 5, Capital Stock and Warrants).

Prepayment of the loan will be mandatory upon an acceleration due to an event of default. Prepayment will also be mandatory upon a liquidation event.

Mandatory prepayments upon an acceleration that follows or occurs during an event of default would require the Company to pay immediately to the lender (i) all unpaid amounts of interest with respect to advances due prior to the date of prepayment, (ii) the outstanding principal amount of the advances, (iii) the prepayment fee equal to 2% of the principal amount of any advance voluntarily prepaid, less any interest already paid for the period from the date of prepayment up to, but excluding the next scheduled interest payment date, (iv) if accelerated prior to the Prepayment Date, an amount of interest, calculated at the then applicable basic rate, that would have accrued and been payable between the date of acceleration and the maturity date, and (v) all other sums that shall become due and payable with respect to the maturity date.

Mandatory prepayments upon a liquidation event would require the Company to pay to the lender (i) all unpaid payments of interest with respect to the advances due prior to the liquidation event, (ii) the outstanding principal amount of the advances, (iii) the prepayment fee less any interest already paid for the period from the date of prepayment up to the next schedule interest payment date, (iv) if prepaid prior to the Prepayment Date, an amount of interest calculated at the basic rate, that would have accrued and been payable between the date of prepayment and the maturity date, and (v) all other sums that shall have become due and payable with respect to the advances.

The Company may also voluntarily elect to prepay the advances on or after the Prepayment Date (a date that is at least 18 months following the date of the Loan Agreement) provided that the Company pays the lender: (i) all unpaid payments of interest with respect to the advances due prior to the date of prepayment, (ii) the outstanding principal amount of the advances being prepaid, (iii) the prepayment fee, less any interest already paid for the period from the date of prepayment up to, but excluding the next scheduled interest payment date, (iv) if prepaid prior to the Prepayment Date, an amount of interest, calculated at the then applicable Basic Rate, that would have accrued and been payable between the date of prepayment and the maturity date, and (v) all other sums that shall have become due and payable with respect to the advances.

Events of default which may cause repayment of the loans to be accelerated include, among other customary events of default: (1) non-payment of any obligation when due, (2) the Company’s failure to comply with its affirmative or negative covenants, (3) the Company’s failure to perform any other obligations required under the debt agreement and to cure such default within 10 days after becoming aware of such failure, (4) the occurrence of a Material Adverse Effect, (5) the attachment or seizure of a material portion of the Company’s assets if such attachment or seizure is not released, discharged or rescinded within 10 days, (6) default by the Company under any agreement to accelerate indebtedness in an amount in excess of $50,000, (7) entry of a judgment or judgments against the Company for the payment of money in an amount, individually or in the aggregate of at least $50,000, (8) any misrepresentation or material misstatement with respect to any warranty or representation in the debt agreement, (9) the terms of the warrant are breached, and (10) bankruptcy or insolvency by the Company.

F-17

The amortized carrying amount of our debt consists of the following:	December 31,
	2017	2016
Secured Notes due 2019 (“Structural Capital”), net of loan fees and discount	$779,349	$956,922
Capital lease obligation	20,388	40,051
Total debt	799,737	996,973
Less: current portion	(396,448)	(197,535)
Long-term debt	$403,289	$799,438

The following table presents the scheduled principal payments by fiscal year of all the Company’s outstanding financing arrangements as of December 31, 2017:

Debt Obligations

2018	$429,090
2019	444,951

$874,041

Convertible Notes Payable

Between May and September 2015, the Company issued ten convertible promissory notes with a total principal amount of $540,000. The notes were subject to automatic conversion upon a qualified equity financing in excess of $10,000,000 or, if a qualified equity financing does not occur, the notes automatically convert at maturity at a price per share determined by a $50,000,000 valuation on the Company’s fully diluted capitalization. The notes’ conversion rate is a 15% discount to the lowest price in the triggering equity financing round. Interest accrues on the notes at the rate of 6% per annum.

The Company determined that these notes contained rights and obligations for conversion contingent upon a potential future financing event. In accordance with FASB ASC 815, these rights are considered an embedded derivative that was bifurcated from the face value of the note and recorded at fair value as a liability, offset by a debt discount. The debt discount was amortized to interest expense. The liability was extinguished upon conversion.

In October 2016, all of the convertible notes were converted, inclusive of accrued and unpaid interest of $34,966, based upon the conversion terms and the occurrence of a qualifying equity transaction, resulting in the issuance of 331,578 shares of Series B Preferred Stock and a conversion price of $1.73 per share based on a 15% discount under the notes’ terms. After this conversion event, none of the convertible notes payable or related accrued interest payable remained outstanding. The notes had an original maturity date of December 31, 2016, when all principal and accrued interest came due.

NOTE 5: CAPITAL STOCK AND WARRANTS

In December 2017, the Company amended and restated its Certificate of Incorporation. As of December 31, 2017, the Company was authorized to issue three classes of $0.001 par value stock consisting of Class A common stock (“Class A Common Stock”), Class B common stock (“Class B Common Stock”) and Preferred Stock totaling 135,794,930 shares. The total number of shares the Company has the authority to issue under each class consists of common stock designated as 80,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock, 25,794,930 shares of $0.001 par value Preferred Stock, with Preferred Stock designated as 8,936,015 shares of Series A Preferred Stock (“Series A Preferred Stock”), 4,707,501 shares of Series B Preferred Stock (“Series B Preferred Stock”), 6,666,666 shares of Series m Preferred Stock (“Series m Preferred Stock”), 333,334 shares of Series m-1 Preferred Stock (“Series m-1 Preferred Stock”), 1,660,756 shares of Series m-2 Preferred Stock (“Series m-2 Preferred Stock”) and 3,490,658 shares of Series m-3 Preferred Stock (“Series m-3 Preferred Stock”).

Preferred Stock

As of December 31, 2017 and 2016, 8,936,015 shares of Series A Preferred Stock were issued and outstanding. As of December 31, 2017 and 2016, 4,653,583 shares of Series B Preferred Stock were issued and outstanding. The Company also has 6,666,638 shares of Series m Preferred Stock and 1,038,571 shares of Series m-3 Preferred Stock issued and outstanding at December 31, 2017. Other than a change of control or in a liquidation, dissolution or winding up of the Company whether voluntary or involuntary or upon the occurrence of a deemed liquidation event, the preferred stock is non-redeemable. As a result of the liquidation preference, the preferred stock was not classified as part of stockholders’ deficit in the accompanying balance sheets in accordance with ASC 480-10-S99, SEC Materials. The Company has excluded all series of preferred stock from being presented within stockholders’ deficit in the accompanying balance sheets due to the nature of the liquidation preferences.

F-18

Effective December 23, 2016, the Company was qualified by the Securities and Exchange Commission to offer up to 6,666,666 shares of Series m Preferred Stock to accredited and non-accredited investors in a Regulation A offering. The offering commenced in January 2017 for up to $20 million of the Company’s Series m Preferred Stock pursuant to Regulation A at a price of $3.00 per share and closed at the end of 2017. The Company received net proceeds of approximately $18.2 million through the Regulation A offering as well as from private placement transactions. In December 2017, the Company entered into Series m-3 Preferred Stock Purchase Agreements with certain purchasers pursuant to which the Company issued and sold directly to the purchasers an aggregate of 1,038,571 shares of the Company’s Series m-3 Preferred Stock, par value $0.001 per share, at a per share price of $3.50 per share. The Company received net proceeds of approximately $3.6 million. Warrants for 1,038,571 shares of Series m-3 Preferred Stock were also issued to the purchasers of Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and expire on the earlier of: (a) two years from the date of the warrant; (b) the acquisition of the Company by another entity by means of a transaction or a series of transactions to which the Company is a party or the sale, lease or other disposition of all or substantially all of the assets of the Company; or (c) immediately prior to the closing of an initial public offering pursuant to a registration statement filed under the Securities Act covering the offering and sale of the Company’s common stock. The warrants have been accounted for and classified by the Company as a liability on the Company’s balance sheet. The Company’s exclusive placement agent in the Regulation A offering was issued a warrant by the Company for the purchase of 266,961 shares of Series m-1 Preferred Stock at an exercise price of $3.00 per share and expires on December 23, 2021.

As of December 31, 2017 and 2016, 8,936,015 shares of Series A Preferred Stock were issued and outstanding. The Company issued a total of 4,653,583 shares of Series B Preferred Stock during 2015 and 2016, at a price of $2.0401 per share. These issuances provided the Company with net cash proceeds of $2,667,329 and $6,123,021 for the years ended December 31, 2016 and 2015, respectively. No share issuances of Series A or Series B Preferred Stock were made in 2017. As discussed in Note 4, Debt Obligations, convertible notes payable were converted to preferred stock in October 2016. This resulted in the issuance of 331,578 shares of Series B Preferred Stock, which was included in the shares issued and outstanding as of December 31, 2016, relieving principal and accrued interest of $574,966 on the convertible notes payable.

The following tables summarize convertible preferred stock authorized and issued and outstanding as of December 31, 2017 and 2016:

		Shares	Proceeds Net	Aggregate
December 31, 2017	Shares	Issued and	of Issuance	Liquidation
	Authorized	Outstanding	Costs	Preference

Series A Preferred Stock	8,936,015	8,936,015	$5,219,778	$7,981,649
Series B Preferred Stock	4,707,501	4,653,583	9,441,770	9,493,775
Series m Preferred Stock	6,666,666	6,666,638	18,172,665	19,999,914
Series m-1 Preferred Stock	333,334	-	-	-
Series m-2 Preferred Stock	1,660,756	-	-	-
Series m-3 Preferred Stock	3,490,658	1,038,571	3,634,999	3,634,999
	25,794,930	21,294,807	$36,469,212	$41,110,337

		Shares	Proceeds Net	Aggregate
December 31, 2016	Shares	Issued and	of Issuance	Liquidation
	Authorized	Outstanding	Costs	Preference

Series A Preferred Stock	8,936,015	8,936,015	$5,219,778	$7,981,649
Series B Preferred Stock	4,707,541	4,653,583	9,441,770	9,493,775
	13,643,556	13,589,598	$14,661,548	$17,475,424

All classes of preferred stock have a par value of $0.001 per share.

Conversion Rights

Each share of Series A Preferred Stock, Series B Preferred Stock and Series m-2 Preferred Stock (collectively known as “Super Voting Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of those shares into fully paid non-assessable shares of Class B Common Stock. Each share of Series m, Series m-1 and Series m-3 Preferred Stock (collectively known as “Ordinary Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of such shares into fully paid non-assessable shares of Class A Common Stock. Both Super Voting Preferred Stock and Ordinary Preferred Stock will be automatically converted into fully paid non-assessable shares of Class A Common Stock (i) immediately prior to an IPO, or (ii) upon receipt by the Company of a written request for such conversion from the holders of a majority of the preferred stock then outstanding and voting as a single class on an as-converted basis.

F-19

The holders of the Series A, Series B, Series m and Series m-3 Preferred Stock are entitled to voting rights equal to the number of shares of common stock into which each share of preferred stock could be converted into at the record date for a vote, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of the common stockholders. Super Voting Preferred stockholders vote on an as converted to Class B Common Stock basis and Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held. Ordinary Preferred stockholders are entitled to one vote for each share of Class A Common Stock held. Class A and Class B Common stockholders will vote together as one class on all matters. The holders of the preferred stock, the Class A Common Stock and Class B Common Stock shall vote together and not as separate classes.

Dividends

The holders of the outstanding shares of preferred stock are entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available payable and in preference and priority to any declaration or payment of any dividend on the common stock of the Company. Dividends would be payable at the following non-cumulative dividend rates: $0.0536 and $0.1224 per share for Series A Preferred Stock and Series B Preferred Stock, respectively, $0.1800 for Series m, Series m-1 and Series m-2 Preferred Stock, and $0.2100 for Series m-3 Preferred Stock. No distributions will be made to the Series A Preferred Stock and Series m-3 Preferred Stock unless dividends on the Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock have been paid or payment has been set aside for payment to them. No distributions will be made to the Series m-3 Preferred stockholders until the Series A Preferred stockholders have been paid or payment has been set aside for payment. No distributions will be made to the common stockholders unless all declared dividends on the Series m-3 Preferred Stock have been paid or payment has been set aside for payment. The right to receive dividends is not cumulative. No dividends were declared through December 31, 2017.

Liquidation Rights

The preferred stockholders have liquidation preferences over the common stockholders in the amount of $0.8932 and $2.0401 for the Series A Preferred Stock and Series B Preferred Stock, respectively, $3.00 per share for the Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock and $3.50 per share for the Series m-3 Preferred Stock. The liquidation preferences totaled $41,110,337 and $17,475,424 as of December 31, 2017 and 2016, respectively.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series B, Series m, Series m-1 and Series m-2 Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company of the holders of Series A and Series m-3 Preferred Stock or common stock, an amount per share equal to their respective liquidation preferences and all declared and unpaid dividends on such shares, if any. If upon the occurrence of such event, the assets and funds distributed among the holders of the Series B, Series m, Series m-1 and Series m-2 Preferred Stock are insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, the entire assets and funds of the Company legally available for distribution are to be distributed with equal priority and pro rata among the holders of the Series B, Series m, Series m-1 and Series m-2 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. After such payment has been made to the holders of Series B, Series m, Series m-1 and Series m-2 Preferred Stock, the holders of Series A Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock or Series m-3 Preferred Stock, amounts per share equal to the liquidation preference specified for each share of Series A Preferred Stock and all declared but unpaid dividends on such shares. If upon the occurrence of such event, the assets and funds distributed among the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution to Series A Preferred stockholders are to be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. After the holders of the Series B, Series m, Series m-1, Series m-2 and the Series A Preferred Stock have been paid in full, the holders of the Series m-3 Preferred Stock will be entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of common stock. After such payments have been made to the holders of all convertible preferred stock, no further payments shall be made to the holders of the convertible preferred stock and any remaining assets of the Company shall be distributed with equal priority and pro rata among the holders of the Company’s common stock.

Common Stock

As of December 31, 2017 and 2016, 10,179,000 shares of Class B Common Stock were issued and outstanding. Pursuant to the amended and restated certificate of incorporation filed in December 2016, all shares of common stock outstanding were converted to Class B Common Stock. The holders of common stock have liquidation rights to receive any of the Company’s remaining assets on a pro-rata basis only following full payment of the preferential amounts payable with respect to convertible preferred stock. Each share of Class B Common Stock is convertible into one fully paid and non-assessable share of Class A Common Stock at the option of the holder at any time. Each share of Class B Common Stock will automatically convert into one fully paid and non-assessable share of Class A Common Stock upon the sale, assignment, transfer or disposition of the share or any interest in the share. The Company has reserved 4,748,814 shares of its common stock pursuant to the 2016 Equity Incentive Plan (“2016 Plan”) as of December 31, 2017 and 2016. A total of 2,340,883 and 2,693,800 stock options are outstanding under the 2016 Plan and the 2014 Plan as of December 31, 2017 and 2016, respectively.

F-20

Warrants

On April 10, 2015, the Company issued warrants to purchase 44,500 shares of common stock in connection with the Term Loan Agreement (see Note 4 – Debt Obligations). The exercise price for the common stock warrants is $0.25 per share. The Company determined the fair value of these warrants using the Black-Scholes option pricing model and determined that the fair value of the warrant was de minimis. As a result, the Company did not record an adjustment to additional paid-in capital for the value of the warrants. The warrants expire in April 2025 and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date.

On November 7, 2016, the Company issued warrants to purchase 53,918 shares of Series B Preferred Stock in connection with a Loan and Security Agreement (see Note 4 – Debt Obligations). The exercise price for the Series B Preferred Stock warrants is the lower of (1) the lowest price per share paid by new cash investors in the next round of financing, (2) the initial offering price per share to the public in a Qualified IPO of the Company, (3) the Regulation A Price, or (4) $2.0401 per share. The warrants issued qualify as liability instruments as the warrants are exercisable into Series B Preferred Stock, which are redeemable upon a change of control or any liquidation or winding up of the Company, whether voluntary or involuntary. The Company determined the fair value of these warrants using the Black-Scholes option pricing model. The fair-value of Series B warrants of $70,742 was recorded as a discount to the underlying loan at the execution date of the Loan and Security Agreement resulting in the recognition of interest expense in the amount of $23,581 and $3,930 during the years ended December 31, 2017 and 2016, respectively. The warrants expire in November 2026 or two years following qualifying events and are subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date. In lieu of exercising Series B Preferred Stock warrants, if the fair value of one share is greater than the exercise price (at the date of calculation), the warrants may be exchanged for a number of Series B Preferred Stock shares.

On February 8, 2017, the Board of Directors approved the issuance of a warrant to the Company’s exclusive placement agent in connection with the Regulation A Issuer Agreement between the Company and the placement agent as partial consideration for services rendered in connection with the Company’s Regulation A offering in which the Company sold Series m Preferred Stock. The warrant was for the purchase of up to 5% of the number of securities issued (or issuable) to prospects in the Regulation A offering or up to a maximum of 317,460 shares of Series m Preferred Stock at an exercise price equal to the price per share paid by the prospects in the offering. The expiration date of the warrant is five years from the qualification of the offering with the Securities and Exchange Commission. On December 17, 2017, the measurement date, the Company issued the Series m-1 warrant to the placement agent for the right to purchase 266,961 shares of the Company’s Series m-1 Preferred Stock at an exercise price of $3.00 per share with an expiration date of December 23, 2021. The Company currently has no shares of Series m-1 Preferred Stock issued or outstanding. The warrants issued qualify as liability instruments as the warrants are exercisable into Series m-1 Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants, valued at $285,648, have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to the Regulation A offering. The Series m-1 warrant will be marked to market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

On December 19, 2017, the Company issued warrants to two investors in connection with the Company’s Series m-3 financing under Regulation D providing for the issuance and exercise of a total of 1,038,571 shares of the Company’s Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and are immediately exercisable. The expiration date of the warrants is the earlier of: a) two years from the date the warrant was issued, or December 19, 2019, b) the acquisition of the Company by another entity by means of any transaction or series of transactions to which the Company is a party or sale, lease or disposition of all or substantially all of the assets of the Company, or c) immediately prior to the closing of an initial public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company’s common stock. The warrants issued qualify as liability instruments as the warrants are exercisable into Series m-3 Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants, valued at $924,328, have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to the Series m-3 Preferred Stock. The Series m-3 warrant will be marked to market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

The mark-to-market adjustments between the date of issuance of all the warrants and the Company’s year-end was determined to be immaterial to the financial statements. As a result, the Company recognized no non-cash gain/(loss) on the change in fair value of the warrants in its statements of operations for the year ended December 31, 2017. The Company estimated the fair value of the convertible preferred stock warrant liabilities by using the backsolve method to determine an enterprise value of the Company. The enterprise value was allocated to the various claims to the Company’s equity using the Options Method. This method resulted in a warrant value of $1.28, $1.07 and $0.89 for each of the Series B Preferred Stock, Series m-1 Preferred Stock and Series m-3 Preferred Stock warrants, respectively.

F-21

Common Stock Reserved for Future Issuance

Shares of common stock reserved for future issuance relate to outstanding preferred stock, warrants and stock options as follows:

December 31, 2017
Series A Preferred Stock	8,936,015
Series B Preferred Stock	4,653,583
Series m Preferred Stock	6,666,638
Series m-3 Preferred Stock	1,038,571
Stock options to purchase common stock	2,340,883
Warrants outstanding for future issuance of
convertible preferred stock and common stock	1,403,950
Stock options available for future issuance	2,288,931

Total shares of common stock reserved	27,328,571

NOTE 6: STOCK-BASED COMPENSATION

Stock Options

In April 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”) allowing for the issuance of up to 2,000,000 shares of common stock through grants of options, stock appreciation rights, restricted stock or restricted stock units. In December 2016, the 2014 Plan was terminated and the Company’s Board of Directors adopted a new equity incentive plan defined as the 2016 Equity Incentive Plan (the “2016 Plan”) in which the remaining 1,936,014 shares available for issuance under the 2014 Plan at that time were transferred to the Company’s 2016 Plan. Awards outstanding under the 2014 Plan at the time of the 2014 Plan’s termination will continue to be governed by their existing terms. The shares underlying any awards that are forfeited, canceled, repurchased or are otherwise terminated by the Company under the 2014 Plan will be added back to the shares of common stock available for issuance under the Company’s 2016 Plan. The 2016 Plan provides for the granting of stock awards such as incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock or restricted stock units to employees, directors and outside consultants as determined by the Board of Directors. Upon the termination of the 2014 Plan, all shares granted revert to the 2016 Plan. Under the 2016 Plan, the number of shares authorized for issuance was 4,748,814 shares as of December 31, 2017.

The Board may grant stock options under the 2016 Plan at a price of not less than 100% of the fair market value of the Company’s common stock on the date the option is granted. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of grant and generally have a term of ten years. Incentive stock options granted to employees who, on the date of grant, own stock representing more than 10% of the voting power of all of the Company’s classes of stock, are granted at an exercise price of not less than 110% of the fair market value of the Company’s common stock. The maximum term of incentive stock options granted to employees who, on the date of grant, own stock having more than 10% of the voting power of all the Company’s classes of stock, may not exceed five years. The Board of Directors also determines the terms and conditions of awards, including the vesting schedule and any forfeiture provisions. Options granted under the 2016 Plan may vest upon the passage of time, generally four years, or upon the attainment of certain performance criteria established by the Board of Directors. The Company may from time to time grant options to purchase common stock to nonemployees for advisory and consulting services. At each measurement date, the Company will remeasure the fair value of these stock options using the Black-Scholes option pricing model and recognize the expense ratably over the vesting period of each stock option award. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the 2016 Plan and the 2014 Plan amounted to 2,288,931 and 1,936,014 as of December 31, 2017 and 2016, respectively.

F-22

A summary of the option activity under the 2014 Plan and the 2016 Plan as of December 31, 2017 and changes during the year then ended is as follows:

	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)

Outstanding at December 31, 2015	1,402,200	1,478,800	0.237	5.40
Authorized	1,748,814	-	-
Granted	(1,245,000)	1,245,000	0.597
Exercised	-	-	-
Forfeited	30,000	(30,000)	0.154
Outstanding at December 31, 2016	1,936,014	2,693,800	0.401	8.36
Granted	-	-
Exercised	-	-
Forfeited	352,917	(352,917)	0.559
Outstanding at December 31, 2017	2,288,931	2,340,883	0.378	6.88

Vested and exercisable at December 31, 2017		1,708,411	0.320	6.39

Vested and expected to vest at December 31, 2017		2,340,883

There were no option grants during the year ended December 31, 2017. The weighted average grant date fair value of options granted during the year ended December 31, 2016 was $0.26 per share. There were no option exercises during the years ended December 31, 2017 and 2016. The fair value of the shares subject to stock options that were vested at December 31, 2017 and 2016 were $130,517 and $114,461, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of the stock options was estimated using the “simplified method,” which is based on the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The assumptions utilized for option grants during the years ended December 31, 2017 and 2016 are as follows:

	December 31,
	2017	2016

Risk-free interest rate	-%	1.14%-1.73%
Expected dividend yield	-%	0.00%
Expected volatility	-%	53.00%
Expected term (in years)	-	5.00
Fair value per stock option	$-	$0.26

The Company recognized employee stock-based compensation expense for the year ended December 31, 2016, which was calculated based upon awards ultimately expected to vest, and thus, this expense was reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. During fiscal 2017, upon the adoption of ASU 2016-09, the Company accounts for forfeitures as they occur (see Note 2 “Summary of Significant Accounting Policies”).

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Stock-based compensation expense of $88,719 and $98,700 was recognized for the years ended December 31, 2017 and 2016, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $204,089 as of December 31, 2017, which will be recognized over a weighted average period of 28 months.

Stock-based compensation is included in the accompanying statements of operations in cost of services, general and administrative, research and development, or sales and marketing expenses, depending on the nature of the services provided. Stock-based compensation expense recorded to operations for stock options for both employees and non-employees was as follows:

	Years ended December 31,
	2017	2016

Cost of services	$40,247	$32,057
General and administrative	28,273	28,597
Research and development	18,238	19,558
Sales and marketing	1,961	18,488
Total	$88,719	$98,700

NOTE 7: EMPLOYEE BENEFIT PLAN

The Company administers a 401(K) retirement plan (the “401(K) Plan”) in which all employees are eligible to participate. Each eligible employee may elect to contribute to the 401(K) Plan. During the years ended December 31, 2017 and 2016, the Company has made no matching contributions.

NOTE 8:  INCOME TAXES

The provision for (benefit from) income taxes consisted of the following:

	Years Ended December 31,
	2017	2016
Current:
Federal	$-	$-
State	800	-
Total	800	-

Deferred:
Federal	-	-
State	-	-
	-	-
Total provision for income taxes	$800	$-

The components of the Company’s deferred tax assets and liabilities consisted of:

	Years Ended December 31,
	2017	2016
Deferred tax assets:
Net operating loss carryforwards	$6,064,041	$4,364,912
Research and development credit carryforwards	535,797	256,054
Accruals and other	60,559	-
Fixed assets	13,831	(71,262)
Total deferred tax assets	6,674,328	4,549,704
Valuation allowance	(6,674,328)	(4,549,704)
Total net deferred tax assets	-	-

Deferred tax liabilities	-	-
Total deferred tax liabilities	-	-
Net deferred tax asset/(liability)	$-	$-

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The following is a reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the year ended December 31, 2017:

Statutory federal income tax rate	$(4,216,279)
State income tax rate	528
Change in valuation allowance	1,054,253
Permanent items	131,339
Prior year true ups	45,511
Tax credits	38,408
Other	-
Tax Cut and Jobs Act	2,947,040
Effective tax (benefit) rate	$800

The Company considers all available evidence, both positive and negative, including historical levels of taxable income, expectations and risks associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. At December 31, 2017 and 2016, based on the Company’s analysis of all available evidence, both positive and negative, it was considered more likely than not that the Company’s deferred tax assets would not be realized and, as a result, the Company recorded a valuation allowance for its deferred tax assets. The valuation allowance increased $2,124,624 during the year ended December 31, 2017, and increased $2,300,413 during the year ended December 31, 2016.

On December 22, 2017, the Tax Cuts and Jobs Act (“Tax Act”) was signed into law. Among other changes is a permanent reduction in the federal corporate income tax rate from 35% to 21% effective January 1, 2018. This change in tax rate resulted in a reduction in our net U.S. deferred tax assets before valuation allowance by $3.0 million, which was fully offset by our valuation allowance.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Although the rate reduction is known, the impact of the change is based on estimates of our net U.S. deferred tax assets before valuation allowance as of December 31, 2017. Additionally, potential further guidance may be forthcoming from the Financial Accounting Standards Board and the Securities and Exchange Commission, as well as regulations, interpretations and rulings from federal and state tax agencies, which could result in additional impacts.

The Tax Act contains a number of additional provisions which may impact the Company in future years. However, since the Tax Act was recently finalized and ongoing guidance and accounting interpretation is expected over the next 12 months, the Company has not yet elected any changes to accounting policies and the Company’s analysis is ongoing. Provisional accounting impacts may change in future reporting periods until the accounting analysis is finalized, which will occur no later than one year from the date the Tax Act was enacted.

As of December 31, 2017, the Company has U.S. federal and state net operating loss carryforwards amounting to $22,385,860 and $19,517,308, respectively, which begin to expire in 2033.

As of December 31, 2017 the Company has U.S. federal and California research and development tax credit carryforwards of approximately $256,054 and $473,791, respectively. The federal research and development credits also start to expire in 2033 while California research and development credits do not expire. As part of the Protecting Americans from Tax Hikes Act of 2015 (the “PATH Act”), certain eligible companies have the ability to convert a portion of their research tax credits to offset payroll tax liabilities. As of December 31, 2017, the Company converted $432,000 of its federal research and development credits to be utilized as an offset against future payroll taxes of which $220,000 is included in prepaid expenses and other current assets and $212,000 is included in other assets in the Company’s balance sheet with an offset to cost of payroll services.

Utilization of the federal and state net operating loss and federal and state research and development tax credit carryforwards may be subject to annual limitations due to the ownership percentage change provisions of the Internal Revenue Code Section 382 and similar state provisions. The annual limitations may result in the inability to fully offset future annual taxable income and could result in the expiration of the net operating loss carry forwards before utilization.

The Company’s unrecognized tax benefits at December 31, 2017 relate entirely to research and development credits. The total amount of unrecognized tax benefits at December 31, 2017 is $109,477. If recognized, none of the unrecognized tax benefits would impact the effective tax rate because of the valuation allowance. The Company’s policy is to recognize interest and penalties to income taxes as components of interest expense and other expense, respectively. The Company did not accrue interest or penalties related to unrecognized tax benefits as of December 31, 2017. The Company does not anticipate any significant change within twelve months of this reporting date.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Due to the Company’s net operating loss carryforwards, all tax years since inception remain subject to examination by federal and California tax authorities. The Company is not currently under audit in any major tax jurisdiction.

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NOTE 9: LEASE OBLIGATIONS

Effective March 2014, the Company entered into a lease agreement for manufacturing space located in Mountain View, CA. The lease term commenced April 1, 2014 and expired on March 31, 2017. Monthly lease obligations under the agreement were base rent starting at $5,800 per month plus 33% of common area operating costs, subject to actual expenses. The base rent was contractually escalated to $6,000 per month beginning April 1, 2015 and to $6,200 per month beginning April 1, 2016.

Effective July 2015, the Company entered into a lease agreement for additional space at the same Mountain View, CA facility. The lease term commenced July 8, 2015 and expires on July 7, 2018. Monthly lease obligations under the agreement are base rent starting at $8,250. The base rent is contractually escalated to $9,735 per month beginning January 1, 2016 and to $9,900 per month beginning January 1, 2017.

Effective May 2016, the Company entered into a lease agreement for additional space at the same Mountain View, CA facility. The lease term commenced June 1, 2016 and expires on July 31, 2018. Monthly lease obligations under the agreement are base rent starting at $18,250. The base rent is contractually escalated to $23,640 per month beginning May 1, 2017 and to $24,300 per month beginning May 1, 2018.

On April 1, 2017, the Company entered into a lease agreement for additional space for general office and research and development use at the same Mountain View, CA facility. The lease term commenced on April 1, 2017 and expires on August 31, 2018. The base monthly rent is $14,420 per month, with a security deposit of $6,200, which was previously provided to the landlord upon signing the lease agreement in March 2014.

The following are the future minimum lease obligations on the Company’s lease agreements as of December 31, 2017:

December 31,	Lease Obligations

2018	$348,200
$348,200

Rent expense totaled $593,224 and $361,539 for the years ended December 31, 2017 and 2016, respectively, included in the Company’s statements of operations.

NOTE 10: RELATED PARTIES AND RELATED PARTY TRANSACTIONS

One of the Company’s vendors, Konica Minolta is a stockholder of the Company. Konica Minolta provides the Company with repair services to its ADMs that are located outside of California. The Company has paid to Konica Minolta $142,092 and $15,520 in service fees for the years ended December 31, 2017 and 2016, respectively. The Company has a $55,050 and a $4,160 payable to Konica Minolta at December 31, 2017 and 2016, respectively.

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business, however no such claims have been identified as of December 31, 2017 that would have a material adverse effect on the Company’s financial statements.

The Company from time to time enters into contracts that contingently require the Company to indemnify parties against third party claims. These contracts primarily relate to: (i) arrangements with customers which generally include certain provisions for indemnifying customers against liabilities if the services infringe a third party’s intellectual property rights, (ii) the Regulation A Issuer Agreement where the Company may be required to indemnify the placement agent for any loss, damage, expense or liability incurred by the other party in any claim arising out of a material breach (or alleged breach) as a result of any potential violation of any law or regulation, or any third party claim arising out of any investment or potential investment in the offering, and (iii) agreements with the Company’s officers and directors, under which the Company may be required to indemnify such persons from certain liabilities arising out of such persons’ relationships with the Company. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the financial statements at December 31, 2017 and 2016.

As part of the Protecting Americans from Tax Hikes Act of 2015 (the PATH Act), certain eligible companies have the ability to convert a portion of their research tax credits to offset payroll tax liabilities. As of December 31, 2017, the Company converted $432,000 of its federal research and development credits to be utilized as an offset against future payroll taxes of which $220,000 is included in prepaid expenses and other current assets and $212,000 is included in other assets in the Company’s balance sheet with an offset to cost of payroll services. Due to the uncertainty around the realization of the credit, the Company recorded a reserve of $64,800 against the anticipated benefit.

The Company has historically not collected state sales tax on the sale of its machine-as-a-service product offering but has paid sales tax and use tax on all purchases of raw materials. The Company’s machine-as-a-service product offering may be subject to sales tax in certain jurisdictions. If a taxing authority were to successfully assert that the Company has not properly collected sales or other transaction taxes, or if sales or other transaction tax laws or the interpretation thereof were to change, and the Company was unable to enforce the terms of their contracts with customers that give the right to reimbursement for the assessed sales taxes, tax liabilities in amounts that could be material may be incurred. Based on the Company’s assessment, the Company has recorded a sales tax liability of $80,095 at December 31, 2017 which has been included on other current liabilities on the accompanying balance sheet. The Company continues to analyze possible sales tax exposure, but does not currently believe that any individual claim or aggregate claims that might arise will ultimately have a material effect on its results of operations, financial position or cash flows.

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NOTE 12: SUBSEQUENT EVENTS

Subsequent to December 31, 2017 and through April 30, 2018, the Company sold 394,215 shares of Series m-3 Preferred Stock at $3.50 per share through private placements, and 333,333 shares of Series m-2 Preferred Stock at $3.00 per share to a related party. These sales provided the Company with aggregate net proceeds of approximately $2.4 million.

On January 14, 2018, the Company entered into a consolidated lease agreement for its existing Mountain View, CA facility where it currently leases 13,300 square feet of space under existing operating leases (see Note 9, Lease Obligations) for manufacturing, general office, and research and development use. The lease term will commence on September 1, 2018 and will expire on August 31, 2023. The base monthly consolidated rent begins at $50,820 per month and contractually escalates each year. A security deposit of $89,650 is required which has been previously provided to the landlord under the separate operating leases. On February 6, 2018, the Company entered into a First Amendment to Lease Agreement to correct certain terms in the January 14, 2018 lease agreement, which includes a change to the base monthly rent to $54,705 per month which contractually escalates each year. No other terms in the lease agreement were modified.

Management has evaluated subsequent events through April 30, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

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Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed

2.1	Amended and Restated Certificate of Incorporation	1-U	2.1	December 14, 2017
2.2	Bylaws	1-A/A	2.2	December 7, 2016
4	Form of Subscription Agreement	1-A/A	4	December 7, 2016
6.1	2014 Equity Incentive Plan	1-A/A	6.1	December 7, 2016
6.2	2016 Equity Incentive Plan	1-A/A	6.2	December 7, 2016
6.3	Loan and Security Agreement dated November 7, 2016	1-A/A	6.3	December 7, 2016
6.4	Lease Agreement dated April 1, 2017 between Terra Bella Partners LLC and the Company	1-SA	6.4	September 29, 2017
6.5	Lease Agreement dated January 14, 2018 between Terra Bella Partners LLC and the Company, as amended February 6, 2018

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on April 30, 2018.

Knightscope, Inc.

/s/ William Santana Li
By William Santana Li, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ William Santana Li

By William Santana Li, as Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Sole Director

Date: April 30, 2018

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